Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

12 November 2015

 Form 6-K

The Royal Bank of Scotland Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: The Royal Bank of Scotland Group plc’s (RBS) transformation plan (which includes RBS’s 2013/2014 strategic plan relating to the implementation of its new divisional and functional structure and the continuation of its balance sheet reduction programme including its proposed divestments of CFG and Williams & Glyn, RBS’s information technology and operational investment plan, the proposed restructuring of RBS’s CIB business and the restructuring of RBS as a result of the implementation of the regulatory ring-fencing regime, together the “Transformation Plan”), as well as restructuring, capital and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios, liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, AT1 and other capital raising plans, funding and risk profile; litigation, government and regulatory investigations including investigations relating to the setting of interest rates and foreign exchange trading and rate setting activities; costs or exposures borne by RBS arising out of the origination or sale of mortgages or mortgage-backed securities in the US; investigations relating to business conduct and the costs of resulting customers redress and legal proceedings; RBS’s future financial performance; the level and extent of future impairments and write-downs; and RBS’s exposure to political risks, credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk and other disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect our results and the accuracy of forward-looking statements in this document include the risk factors and other uncertainties discussed in RBS’s 2014 Annual Report on Form 20-F and this document. These include the significant risks for RBS presented by the execution of the Transformation Plan; RBS’s ability to successfully implement the various initiatives that are comprised in the Transformation Plan, particularly the balance sheet reduction programme including the divestment of Williams & Glyn and its remaining stake in CFG, the proposed restructuring of its CIB business and the significant restructuring undertaken by RBS as a result of the implementation of the ring fence; whether RBS will emerge from implementing the Transformation Plan as a viable, competitive, customer focused and profitable bank; RBS’s ability to achieve its capital targets which depend on RBS’s success in reducing the size of its business; the cost and complexity of the implementation of the ring-fence and the extent to which it will have a material adverse effect on RBS; the risk of failure to realise the benefit of RBS’s substantial investments in its information technology and operational infrastructure and systems, the significant changes, complexity and costs relating to the implementation of the Transformation Plan, the risks of lower revenues resulting from lower customer retention and revenue generation as RBS refocuses on the UK as well as increasing competition. In addition, there are other risks and uncertainties. These include RBS’s ability to attract and retain qualified personnel; uncertainties regarding the outcomes of legal, regulatory and governmental actions and investigations that RBS is subject to (including active civil and criminal investigations) and any resulting material adverse effect on RBS of unfavourable outcomes; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBS operates; uncertainty relating to the referendum on the UK’s membership of the EU and the consequences arising from it; operational risks that are inherent in RBS’s business and that could increase as RBS implements its Transformation Plan; the potential negative impact on RBS’s business of actual or perceived global economic and financial market conditions and other global risks; how RBS will be increasingly impacted by UK developments as its operations become gradually more focused on the UK; uncertainties regarding RBS exposure to any weakening of economies within the EU and renewed threat of default or exit by certain countries in the Eurozone; the risks resulting from RBS implementing the State Aid restructuring plan including with respect to the disposal of certain assets and businesses as announced or required as part of the State Aid restructuring plan; the achievement of capital and costs reduction targets; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity; the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by RBS; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; changes in the credit ratings of RBS; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; regulatory or legal changes (including those requiring any restructuring of RBS’s operations); changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies and continued prolonged periods of low interest rates; changes in UK and foreign laws, regulations, accounting standards and taxes; impairments of goodwill; the high dependence of RBS’s operations on its information technology systems and its increasing exposure to cyber security threats; the reputational risks inherent in RBS’s operations; the risk that RBS may suffer losses due to employee misconduct; pension fund shortfalls; the recoverability of deferred tax assets; HM Treasury exercising influence over the operations of RBS; limitations on, or additional requirements imposed on, RBS’s activities as a result of HM Treasury’s investment in RBS; and the success of RBS in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and RBS does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

Non-GAAP financial information

The directors manage RBS’s performance by class of business, before certain reconciling items, as is presented in the segment performance on pages 21 to 25 (the “non-statutory basis”). The following are reported as reconciling items: own credit adjustments, gain/(loss) on redemption of own debt, write-down of goodwill and strategic disposals. RFS Holdings minority interest was a reconciling item for the periods ended 30 September 2014.

Discussion of RBS’s performance in this report presents RBS’s results on a non-statutory basis as management believes that such measures allow a more meaningful analysis of RBS’s financial condition and the results of its operations. These measures are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations of these non-GAAP measures to the closest equivalent GAAP measure are presented throughout this document and in the segment performance on pages 21 to 25. These non-GAAP financial measures are not a substitute for GAAP measures.

The presentation of Personal & Business Banking (“PBB”) which combines the reportable segments of UK Personal & Business Banking and Ulster Bank and the presentation of Commercial and Private Banking (“CPB”) which combines the reportable segments of Commercial Banking and Private Banking are non- GAAP financial measures. In addition the presentation of operating profit, operating expenses and other performance measures excluding the impact of restructuring costs and litigation and conduct costs is a non-GAAP financial measure and is not a substitute for the equivalent GAAP measure.

RBS is committed to becoming a leaner, less volatile business based around its core franchises of PBB and CPB. A number of initiatives have been announced which include, but are not limited to, the following:

•

the restructuring of Corporate & Institutional Banking (CIB) into “CIB Go-forward” and “CIB Capital Resolution” elements. The split is subject to further refinement, and reference to these businesses are non-GAAP measures as CIB remains a single reportable segment.

•

the sale of the “International Private Banking” business which has been reclassified to disposal groups (the retained business “Private Banking UK” is within the Go-forward Bank). References to these businesses are non-GAAP measures as Private Banking remains a single reportable segment.

•

the exit of Williams & Glyn which is mainly included within UK PBB and is presented on a carve out basis using management analysis and does not reflect the cost base, funding and capital profile of a standalone bank. References to this business are non-GAAP measures as UK PBB remains a single reportable segment see appendix 2 for more information.

In addition the following are also included within the Exit Bank

•	the divestment of the remaining stake in Citizens Financial Group, now classified as an associated undertaking within Central items

•	the continued run down of RCR which is a reportable segment

Significant progress towards these exits is expected in 2015. This document contains some information to illustrate the impact on certain key performance measures of these initiatives by showing the future profile of the bank (the ‘Go-forward Bank’ (UK PBB excluding W&G, Ulster Bank, Commercial Banking, CIB Go-forward and Private Banking Go-forward)) and the segments, businesses and portfolios which it intends to exit (the ‘Exit-Bank’(CIB Capital Resolution, W&G, international private banking, Citizens and RCR)). References to these combinations of business are non-GAAP measures.

Presentation of information

This information is presented to illustrate the strategy and its impact on the business and is on a non-statutory basis and should be read in conjunction with the notes attached as well as the section titled “Forward-looking Statements”.

Citizens

On 31 December 2014 Citizens was classified as a disposal group and a discontinued operation: its aggregate assets were presented in Assets of disposal groups and its aggregate liabilities in Liabilities of disposal groups. Prior period results were re-presented. From 3 August 2015, when RBS’s interest fell to 20.9%, Citizens has been accounted for as an associate classified as held for sale. Citizens Financial Group is no longer a reportable segment; the non-statutory operating results and operating segment disclosures for all periods have been restated accordingly.

Recent developments

Citizens Financial Group

On 30 October 2015 RBS announced that it sold its remaining holding of approximately 110 million shares, of Citizens common stock, at a price per share of US$23.38. The sale resulted in an estimated accounting gain on sale (before tax) in Q4 2015 of approximately £100 million.

Following completion of this sale, RBS has fully divested its stake in Citizens and will therefore no longer consolidate it for regulatory reporting purposes.

Visa Europe Shareholding

On 2 November 2015, Visa Inc.  announced the proposed acquisition of Visa Europe Limited ("VE") to create a single global payments business under the VISA brand.

RBS is a member and shareholder of VE. RBS's share of the sale proceeds will comprise cash, convertible preferred stock (with conversion contingent), and contingent earn-out consideration which is potentially payable in 2020, subject to performance.

RBS expects to report an initial pre-tax gain of approximately £200 million on completion of the transaction which is currently forecast to occur in the second quarter of 2016.

Condensed consolidated income statement for the period ended 30 September 2015

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Interest receivable	9,070	9,841	2,963	3,031	3,297
Interest payable	(2,465)	(2,965)	(776)	(816)	(927)

Net interest income	6,605	6,876	2,187	2,215	2,370

Fees and commissions receivable	2,838	3,359	880	969	1,116
Fees and commissions payable	(558)	(671)	(195)	(186)	(196)
Income from trading activities	1,045	1,688	170	545	238
Gain on redemption of own debt	-	20	-	-	-
Other operating income	509	913	141	194	108

Non-interest income	3,834	5,309	996	1,522	1,266

Total income	10,439	12,185	3,183	3,737	3,636

Staff costs	(4,401)	(4,432)	(1,546)	(1,530)	(1,435)
Premises and equipment	(1,380)	(1,601)	(635)	(326)	(475)
Other administrative expenses	(3,096)	(2,569)	(730)	(1,027)	(1,212)
Depreciation and amortisation	(994)	(727)	(282)	(200)	(261)
Write down of goodwill and other intangible assets	(673)	(212)	(67)	(606)	-

Operating expenses	(10,544)	(9,541)	(3,260)	(3,689)	(3,383)

(Loss)/profit before impairment releases	(105)	2,644	(77)	48	253
Impairment releases	400	682	79	192	847

Operating profit before tax	295	3,326	2	240	1,100
Tax charge	(294)	(869)	(1)	(100)	(277)

Profit from continuing operations	1	2,457	1	140	823
Profit from discontinued operations, net of tax	1,451	437	1,093	674	117

Profit for the period	1,452	2,894	1,094	814	940
Non-controlling interests	(389)	11	(45)	(428)	53
Preference shares	(223)	(231)	(80)	(73)	(91)
Other owners	(41)	(33)	(17)	(20)	(6)
Dividend access share	-	(320)	-	-	-

Profit attributable to ordinary and B shareholders	799	2,321	952	293	896

Earnings/(loss) per ordinary and equivalent
B share (EPS) (1)
Basic EPS from continuing and discontinued operations	6.9p	20.5p	8.2p	2.5p	7.9p
Basic EPS from continuing operations	(2.8p)	16.9p	(0.9p)	0.2p	6.9p

Note:

(1)

Diluted EPS from continuing operations and from continuing and discontinued operations were less than basic EPS in the nine months ended 30 September 2014 (0.2p) and the quarter ended 30 September 2014 (0.1p). There was no dilution in any other period.

Condensed consolidated balance sheet at 30 September 2015

	30 September	30 June	31 December
	2015	2015	2014
	£m	£m	£m

Assets
Cash and balances at central banks	77,220	81,900	74,872
Net loans and advances to banks	22,681	20,714	23,027
Reverse repurchase agreements and stock borrowing	15,255	20,807	20,708
Loans and advances to banks	37,936	41,521	43,735
Net loans and advances to customers	311,383	314,993	334,251
Reverse repurchase agreements and stock borrowing	36,545	46,799	43,987
Loans and advances to customers	347,928	361,792	378,238
Debt securities	81,307	77,187	86,649
Equity shares	2,199	3,363	5,635
Settlement balances	9,397	9,630	4,667
Derivatives	296,019	281,857	353,590
Intangible assets	7,151	7,198	7,781
Property, plant and equipment	4,607	4,874	6,167
Deferred tax	1,434	1,479	1,540
Prepayments, accrued income and other assets	4,928	4,829	5,878
Assets of disposal groups	6,300	89,071	82,011

Total assets	876,426	964,701	1,050,763

Liabilities
Bank deposits	30,543	30,978	35,806
Repurchase agreements and stock lending	12,800	21,612	24,859
Deposits by banks	43,343	52,590	60,665
Customer deposits	346,267	342,023	354,288
Repurchase agreements and stock lending	30,555	44,750	37,351
Customer accounts	376,822	386,773	391,639
Debt securities in issue	37,360	41,819	50,280
Settlement balances	8,401	7,335	4,503
Short positions	20,108	24,561	23,029
Derivatives	288,905	273,589	349,805
Accruals, deferred income and other liabilities	14,324	13,962	13,346
Retirement benefit liabilities	1,955	1,869	2,579
Deferred tax	376	363	500
Subordinated liabilities	20,184	19,683	22,905
Liabilities of disposal groups	6,401	80,388	71,320

Total liabilities	818,179	902,932	990,571

Equity
Non-controlling interests	703	5,705	2,946
Owners’ equity*
Called up share capital	6,984	6,981	6,877
Reserves	50,560	49,083	50,369

Total equity	58,247	61,769	60,192

Total liabilities and equity	876,426	964,701	1,050,763

* Owners’ equity attributable to:
Ordinary and B shareholders	51,593	51,117	52,149
Other equity owners	5,951	4,947	5,097

	57,544	56,064	57,246

Highlights

The Royal Bank of Scotland Group (RBS) continues to deliver on its plan to build a stronger, simpler and fairer bank for both customers and shareholders; on track for 2015 targets.

●

Q3 profit attributable to ordinary and B shareholders was £952 million, up slightly from £896 million in Q3 2014. Restructuring costs remained high at £847 million as the Go-forward Bank transforms, while litigation and conduct costs were £129 million compared with £780 million in Q3 2014.

●

Profit attributable to ordinary and B shareholders included (in profit from discontinued operations) the gain on loss of control of Citizens (£1,147 million). The principal component of this gain was a reclassification of foreign exchange reserves of £962 million to profit or loss with no effect on RBS's net asset value.

●

Q3 operating profit before tax was £2 million, down from an operating profit before tax of £1,100 million in Q3 2014. Operating profit excluding restructuring costs of £847 million (Q3 2014 - £167 million) and litigation and conduct costs of £129 million (Q3 2014 £780 million) was £978 million (Q3 2014 £2,047million), after £126 million of losses relating to IFRS volatility, and £77 million of CIB disposal losses.

○

Total income was £453 million lower than in Q3 2014, principally driven by a £394 million decline in Corporate & Institutional Banking (CIB), reflecting its planned reshaping. Income pressures were also seen in UK Personal & Business Banking (UK PBB) and Commercial Banking where good loan volume growth was offset by continued competitive pressure on asset margins.

○

Operating expenses of £3,260 were £123 million lower  with headcount down and restructuring benefits feeding through to a lower cost base Operating expenses, excluding restructuring costs of £847 million (Q3 2014 - £167 million) and litigation and conduct costs of £129 million (Q3 2014 £780 million), were £152 million lower.

	○	Credit quality remained good, with net impairment releases of £79 million, £768 million lower than the high levels of releases recorded in Q3 2014.

Good progress on 2015 targets

●

RBS remains well on track to achieve substantially all its priority targets for 2015. The cost savings target for the year has already been exceeded and strong improvements were recorded in the bank’s annual employee engagement survey.

Strategy goal	2015 target	Q3 2015 Progress
Strength and sustainability	Reduce risk-weighted assets (RWAs) to <£300 billion	£316 billion, a reduction of £10 billion in the quarter
	RCR exit substantially completed	Funded assets down 83% since initial pool of assets identified
	Citizens deconsolidation	Further sale in August 2015 takes holding to 20.9%; de-consolidated for accounting purposes
	£2 billion AT1 issuance	Successfully priced US$3.15 billion AT1 capital notes (£2 billion equivalent)
Customer experience	Improve NPS in every UK franchise	Year-on-year, significant improvement in NatWest Business Banking, RBS Business Banking and Ulster Bank Personal Banking (NI)
Simplifying the bank	Reduce costs by £800 million(1)	Target exceeded by Q3 2015, target increased to >£900 million
Supporting growth	Lending growth in strategic segments ≥ nominal UK GDP growth	4.6% annualised growth in the first nine months of 2015 in UK PBB and Commercial Banking
Employee engagement	Raise employee engagement index to within 8% of Global Financial Services (GFS) norm	Surpassed employee engagement goal, up six points to within three points of GFS

For the note to this table refer to the following page

Highlights

Building a stronger RBS

●	RBS is on track with its plan to build a stronger, simpler, fairer bank for customers and shareholders.

●

Capital strength continued to build with the Common Equity Tier 1 ratio strengthening to 12.7% at 30 September 2015, up 40 basis points from 30 June 2015 and 150 basis points from 31 December 2014. RBS’s leverage ratio rose from 4.6% at 30 June 2015 to 5.0% at 30 September 2015, assisted by the successful issue of US$3.15 billion (£2 billion) of Additional Tier 1 capital notes in August 2015.

●

We continue to develop our technology capabilities to make it simpler for us to serve our customers and for them to do business with us. A new automated account-opening system is being rolled out and will increase the efficiency of our onboarding processes, reducing end-to-end account opening times by 50% for business banking customers and 30% for Commercial Banking customers. Our Pay on Your Mobile (PAYM) capability has been enhanced, with customers now able to both send and receive payments. We continue to simplify our core technology platforms with 245 applications decommissioned year-to-date.

●

We are seeking to build customer engagement with a market-leading current account that enables customers to receive 3% cash back on their household bills for a monthly account fee of £3. The initial launch of the Reward account to existing private and packaged account holders has attracted around one million customers with the majority of these moving additional direct debits to their RBS and NatWest accounts. We are also extending our stand against teaser rates by offering three year fixed rates on home insurance, breaking with insurance industry practice.

●

RBS delivered good support for both household and business customers. UK PBB net mortgage lending totalled £3.8 billion in Q3 2015, with a strong applications pipeline and gross lending up 42% from Q3 2014 to £7.4 billion. Our flow market share in Q3 2015 was 12.1% of the UK market, compared with RBS’s stock share of 8.5%. Net new lending in Commercial Banking totalled £1.5 billion in the quarter with growth across most of the customer segments. Further support was provided to small businesses with the opening of three new business accelerator hubs in Brighton, Leeds and Bristol in partnership with Entrepreneurial Spark: seven hubs are now open.

●

Return on equity for RBS on an annualised basis for the first nine months of 2015 was 2.4%. Adjusted return on equity(2,3) in the Go-forward Bank on an annualised basis for the first nine months of 2015 is estimated at 13%. IFRS volatility had a minimal impact on the adjusted return on equity during the first nine months of 2015.

Notes:

(1)	Excluding restructuring costs and litigation and conduct costs, write off of intangible assets and operating expenses of Williams & Glyn.
(2)

Calculated using operating profit after tax on a non-statutory basis excluding restructuring costs and litigation and conduct costs adjusted for preference share dividends divided by average notional equity (based on 13% of average RWA equivalent (RWAe)).

(3)

Provided to illustrate the impact on the RBS ROE of the strategic initiatives announced in February 2015 by showing the ‘Go-forward Bank’ profile which is a non-GAAP measure and should be read in conjunction with the notes attached as well as the section titled “Forward-looking Statements”. See presentation of information on page 3 and appendix 2 for more information.

Highlights

Accelerated run-down of the Exit Bank

●	RBS has maintained good momentum in the run-down of its Exit Bank, with RWAs(1,2) down by approximately £31 billion since the start of 2015 to £141 billion at 30 September 2015.

●

RBS Capital Resolution (RCR) total assets have fallen from £29.0 billion at 31 December 2014 to £12.9 billion at 30 September 2015. RCR total assets, excluding derivatives of £6.4 billion have fallen to £6.5 billion at 30 September 2015, down 83% since the initial pool of assets was identified. This leaves it on track to achieve its targeted 85% reduction in funded assets by the end of 2015, a year ahead of schedule. Within CIB RWAs were reduced by £10 billion during Q3 2015. This included reductions in CIB Capital Resolution where good progress was also recorded with RWAs reduced by £6.7 billion to £38.7 billion in Q3 2015 with the reduction since the start of 2015 totalling £25.4 billion.

●

The sale of a further 109 million shares in August 2015 reduced RBS’s stake in Citizens to 20.9%. Following this significant reduction in its voting interest RBS no longer controls Citizens for accounting purposes and ceased to consolidate it, classifying its remaining investment as an associate held for sale. Citizens remains fully consolidated for regulatory capital purposes. RBS continues to target a complete exit by the end of 2015, subject to market conditions.

●

Williams & Glyn submitted its banking licence application to the UK regulatory authorities in October 2015. RBS continues to work towards its separation in the summer of 2016 and an initial public offering by the end of 2016.

UK Government ownership

●

On 4 August 2015, HM Treasury sold 630 million RBS ordinary shares, its first sale since its initial investment in 2008. The sale of the 5.4% stake reduced HM Treasury’s economic interest in RBS to 72.9%.

●

On 8 October 2015, HM Treasury gave notice of its intention to convert 51 billion B shares it held into 5.1 billion ordinary shares, a move that helps normalise the ownership structure of RBS. These new ordinary shares have now been admitted to the London Stock Exchange. HM Treasury’s economic interest in RBS remains unchanged at 72.9%. The Dividend Access Share (DAS) remains outstanding and may be retired at any time following the payment of dividends amounting to £1,180 million (with interest starting to accrue on this amount from 1 January 2016).

Notes:

(1)

Provided to illustrate the impact on the RBS ROE of the strategic initiatives announced in February 2015 by showing the ‘Exit Bank’ profile which is a non-GAAP measure and should be read in conjunction with the notes attached as well as the section titled “Forward-looking Statements”. See presentation of information on page 3 and appendix 2 for more information.

(2)	RBS RWAs of £316 billion down by approximately £39.9 billion since the start of 2015.

Highlights

Customer

RBS remains committed to achieving its target of being number one bank for customer service, trust and advocacy by 2020. In recent years, RBS has launched a number of initiatives to make it simpler, fairer and easier to do business with, and it continues to deliver on the commitments that it made to its customers in 2014.

We use independent surveys to measure our customers’ experience and track our progress against our goal in each of our markets.

Net promoter score (NPS)

Customers are asked how likely they would be to recommend their bank to a friend or colleague, and respond based on a 0-10 scale with 10 indicating ‘extremely likely’ and 0 indicating ‘not at all likely’. Customers scoring 0 to 6 are termed detractors and customers scoring 9 to 10 are termed promoters. NPS is established by subtracting the proportion of detractors from the proportion of promoters.

The table below lists all of the businesses for which we have a NPS for Q3 2015. Year-on-year, NatWest Business Banking, RBS Business Banking and Ulster Bank (Northern Ireland) Personal Banking have seen significant improvements in NPS.

		Q3 2014	Q2 2015	Q3 2015	Year end 2015 target
Personal Banking	NatWest (England & Wales)(1)	7	8	8	9
	Royal Bank of Scotland (Scotland)(1)	-4	-10	-9	-10
	Ulster Bank (Northern Ireland)(2)	-29	-11	-9	-21
	Ulster Bank (Republic of Ireland)(2)	-19	-14	-15	-15
Business Banking	NatWest (England & Wales)(3)	-13	4	6	-7
	Royal Bank of Scotland (Scotland)(3)	-26	-17	-12	-21
Commercial Banking(4)		10	10	9	15

Customer trust

We also use independent experts to measure our customers’ trust in the bank. Each quarter we ask customers to what extent they trust or distrust their bank to do the right thing. The score is a net measure of those customers that trust their bank (a lot or somewhat) minus those that distrust their bank (a lot or somewhat).

Trust in the RBS brand in Q2 2015 was impacted by the IT incident on 17 June 2015, current quarter scores return to pre-incident levels.

		Q3 2014	Q2 2015	Q3 2015	Year end 2015 target
Customer trust(5)	NatWest (England & Wales)(1)	45%	48%	44%	46%
	Royal Bank of Scotland (Scotland)	8%	-2%	11%	11%

Notes:

(1)

Source: GfK FRS six month rolling data. Latest base sizes: NatWest (England & Wales) (3392) Royal Bank of Scotland (Scotland) (545). Based on the question: "How likely is it that you would recommend (brand) to a relative, friend or colleague in the next 12 months for current account banking?”

(2)

Source: Coyne Research 12 MAT data. Latest base sizes: Ulster Bank NI (305) Question: “Please indicate to what extent you would be likely to recommend (brand) to your friends or family using a scale of 0 to 10 where 0 is not at all likely and 10 is extremely likely”

(3)

Source: Charterhouse Research Business Banking Survey, based on interviews with businesses with an annual turnover up to £2 million. Quarterly rolling data. Latest base sizes: NatWest England & Wales (1289), RBS Scotland (429). Weighted by region and turnover to be representative of businesses in England & Wales/Scotland.

(4)

Source: Charterhouse Research Business Banking Survey, based on interviews with businesses with annual turnover between £2 million and £1 billion. Latest base size: RBSG Great Britain (878). Weighted by region and turnover to be representative of businesses in Great Britain.

(5)

Source: Populus. Latest quarter’s data. Measured as a net of those that trust RBS/NatWest to do the right thing, less those that do not. Latest base sizes: NatWest, England & Wales (925), RBS Scotland (214).

Highlights

Outlook

The credit environment is expected to remain relatively benign, with modest underlying impairment charges. Competitive pressure on asset margins is likely to continue, with limited opportunities for offsetting deposit repricing. In addition, non-interest income from fee-related products remains subdued due to modest volume growth, and specific regulatory impacts such as the change in interchange fees in the cards business.

Our estimate of overall restructuring and disposal losses guidance for 2015 to 2019 remains unchanged. In the fourth quarter of 2015, we expect restructuring costs to remain high as we continue to implement our core bank transformation and disposal losses to be elevated within the overall guidance on disposal losses, although the timing and quantum of these losses are subject to market conditions.

Whilst legacy issues continue to be addressed, material further and incremental costs and provisions in respect of conduct and litigation related matters are expected, and could be substantially greater than the aggregate provisions RBS has recognised. The timing and quantum of any future costs, provisions and settlements, however, remain uncertain.

Analysis of results

The following table reconciles non-statutory net interest income (a non-GAAP financial measure) to the statutory basis.

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2015	2014	2015	2015	2014
Net interest income	£m	£m	£m	£m	£m

Net interest income
- UK Personal & Business Banking	3,460	3,474	1,170	1,147	1,198
- Ulster Bank	392	486	127	132	163
- Commercial Banking	1,673	1,520	565	562	521
- Private Banking	377	516	123	126	172
- Corporate & Institutional Banking	518	595	142	174	230
- Central items	227	312	77	88	109
- RCR	(42)	(24)	(17)	(14)	(23)
- non-statutory basis	6,605	6,879	2,187	2,215	2,370
- RFS Holdings minority interest	-	(3)	-	-	-
	-	-	-	-	-
Net interest income - statutory basis	6,605	6,876	2,187	2,215	2,370

Average interest-earning assets
- RBS	415,352	436,700	413,670	417,135	431,697
- UK Personal & Business Banking	129,422	127,101	131,299	128,569	127,896
- Ulster Bank	27,621	28,033	27,825	27,404	27,922
- Commercial Banking	78,559	74,611	79,689	78,880	74,339
- Private Banking	15,752	18,669	15,557	15,729	18,681
- Corporate & Institutional Banking	63,634	83,821	48,612	69,437	83,903
- Central items	85,006	70,486	99,418	82,358	69,706
- RCR	15,358	33,979	11,270	14,758	29,250

Gross yield on interest-earning assets of banking
business	2.92%	3.01%	2.84%	2.91%	3.03%
Cost of interest-bearing liabilities of banking business	(1.18%)	(1.28%)	(1.11%)	(1.17%)	(1.22%)

Interest spread of banking business	1.74%	1.73%	1.73%	1.74%	1.81%
Benefit from interest free funds	0.39%	0.38%	0.37%	0.39%	0.37%

Net interest margin
- RBS	2.13%	2.11%	2.10%	2.13%	2.18%
- UK Personal & Business Banking	3.57%	3.65%	3.54%	3.58%	3.72%
- Ulster Bank	1.90%	2.32%	1.81%	1.93%	2.32%
- Commercial Banking	2.85%	2.72%	2.81%	2.86%	2.78%
- Private Banking	3.20%	3.70%	3.14%	3.21%	3.65%
- Corporate & Institutional Banking	1.09%	0.95%	1.16%	1.00%	1.08%
- Central items	0.36%	0.59%	0.31%	0.43%	0.62%
- RCR	(0.37%)	(0.09%)	(0.60%)	(0.38%)	(0.31%)

Analysis of results

Key points

•

Net interest income of £2,187 million was down £183 million from Q3 2014. While there has been good volume growth in some segments during the quarter, average interest-earnings assets remain 4% lower than Q3 2014. Higher yielding assets such as credit card balances and personal unsecured loans have declined in volume, reflecting RBS’s positioning in these products. Good progress in the run-down of CIB Capital Resolution assets has amplified the bank’s excess liquidity position.

•

NIM for RBS of 2.10% continues to compress modestly, down 3 basis points from Q2 2015 and 8 basis points from Q3 2014. RBS’s previously reported NIM included Citizens, whose exclusion results in a lower bank NIM.

•

In UK PBB, NIM declined by 4 basis points during Q3 2015, principally reflecting more competitive front book pricing in combination with increased switching from the standard variable rate book (15% of the overall mortgage book at 30 September 2015 compared with 23% a year earlier and 18% at the end of Q2 2015).

Analysis of results

The following table reconciles non-statutory non-interest income (a non-GAAP financial measure) to the statutory basis.

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2015	2014	2015	2015	2014
Non-interest income	£m	£m	£m	£m	£m

Net fees and commissions	2,280	2,688	685	783	920

Income from trading activities
- non-statutory basis	747	1,644	82	430	205
- own credit adjustments	298	44	88	115	33
- RFS Holdings minority interest	-	-	-	-	-

Statutory basis	1,045	1,688	170	545	238

Gain on redemption of own debt - statutory basis	-	20	-	-	-

Other operating income
- non-statutory basis	518	799	93	141	148
- own credit adjustments	126	(46)	48	53	16
- strategic disposals	(135)	191	-	-	-
- RFS Holdings minority interest	-	(31)	-	-	(56)

Statutory basis	509	913	141	194	108

Total non-interest income - non-statutory basis	3,545	5,131	860	1,354	1,273

Total non-interest income - statutory basis	3,834	5,309	996	1,522	1,266

Key points

•

Non-interest income totalled £996 million, down £270 million from Q3 2014. This was principally driven by the planned reshaping of CIB (down £306 million) and reduced trading income and disposal gains in RCR (down £144 million). Equity gains were also lower in Commercial Banking, which had recorded significant disposal gains in previous quarters. These movements were offset by a gain in own credit adjustments of £87 million. Interchange fee income in UK PBB remains under pressure. On a non-statutory basis non-interest income totalled £860 million down £413 million from Q3 2014.

•

Compared with Q2 2015, non-interest income was £526 million lower. This included a movement of £331 million in volatile items under IFRS, which represented a charge of £126 million in the quarter compared with a credit of £205 million in Q2 2015. On a non-statutory basis non-interest income totalled £494 million lower.

Analysis of results

The following table reconciles non-statutory operating expenses (a non-GAAP financial measure) to the statutory basis.

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2015	2014	2015	2015	2014
Operating expenses	£m	£m	£m	£m	£m

Staff costs
- non-statutory basis	(3,776)	(4,184)	(1,265)	(1,242)	(1,356)
- restructuring costs	(625)	(248)	(281)	(288)	(79)
- RFS Holdings minority interest	-	-	-	-	-

Statutory basis	(4,401)	(4,432)	(1,546)	(1,530)	(1,435)

Premises and equipment
- non-statutory basis	(1,061)	(1,360)	(352)	(298)	(423)
- restructuring costs	(319)	(241)	(283)	(28)	(52)

Statutory basis	(1,380)	(1,601)	(635)	(326)	(475)

Other administrative expenses
- non-statutory basis	(1,338)	(1,418)	(477)	(481)	(396)
- litigation and conduct costs	(1,444)	(1,030)	(129)	(459)	(780)
- restructuring costs	(314)	(120)	(124)	(87)	(36)
- RFS Holdings minority interest	-	(1)	-	-	-
- depreciation and amortisation

Statutory basis	(3,096)	(2,569)	(730)	(1,027)	(1,212)

Depreciation and amortisation
- non-statutory basis	(608)	(724)	(190)	(186)	(261)
- restructuring costs	(386)	(3)	(92)	(14)	-

Statutory basis	(994)	(727)	(282)	(200)	(261)

Restructuring costs (1)
- non-statutory basis	(2,317)	(612)	(847)	(1,023)	(167)
- staff costs	625	248	281	288	79
- premises and equipment	319	241	283	28	52
- other administrative expenses	314	120	124	87	36
- write off of intangible assets	673	-	67	606	-
- depreciation and amortisation	386	3	92	14	-

Statutory basis	-	-	-	-	-

Litigation and conduct costs (1)
- non-statutory basis	(1,444)	(1,030)	(129)	(459)	(780)
- other administrative expenses	1,444	1,030	129	459	780

Statutory basis	-	-	-	-	-

Write down of goodwill and other intangible assets
- non-statutory basis	-	(82)	-	-	-
- write off of goodwill and other intangible assets	-	(130)	-	-	-
- restructuring costs	(673)	-	(67)	(606)	-

Statutory basis	(673)	(212)	(67)	(606)	-

Operating expenses - non-statutory basis	(10,544)	(9,410)	(3,260)	(3,689)	(3,383)

Operating expenses - statutory basis	(10,544)	(9,541)	(3,260)	(3,689)	(3,383)

Note:

(1)	Items reallocated to other expense lines, not reconciling items.

Analysis of results

Key points

•

Staff costs totalled £1,546 million, up £111 million or 8%, compared with Q3 2014, the reductions from a lower head count were more than offset by a £202 million increase in restructuring costs principally relating to CIB and to Williams & Glyn separation. On a non-statutory basis staff costs totalled £1,265 million, down £91 million or 7%, compared with Q3 2014, principally driven by declining headcount. Premises and equipment expenses were up £160 million from Q3 2014 due to an increase of £231 million in restructuring costs. On a non-statutory basis premises and equipment expenses were down £71 million from Q3 2014 as RBS’s property portfolio is managed down.

•

Operating expenses in the nine months ended 30 September 2015 totalled £10,544 million, up £1,003 million or 11% compared with the same period in 2014. Operating expenses excluding restructuring costs of £2,317 million and litigation and conduct costs of £1,444 million in the nine months ended 30 September 2015 totalled £6,783 million, down £1,116 million or 14%, compared with the same period of 2014. RBS expects to exceed £900 million of cost savings for the full year. However, Q4 2015 will include the annual bank levy charge; in addition, £190 million of accrual reversals were recorded in Q4 2014.

•

Restructuring costs totalled £847 million for Q3 2015, principally relating to CIB (£637 million, including £276 million of property related charges) and to Williams & Glyn separation (£190 million). Restructuring costs in the first nine months of 2015 were £2.3 billion, approaching half of the expected c.£5 billion of total restructuring costs from 2015 to 2019.

•

Litigation and conduct costs of £129 million for Q3 2015 were lower than recorded in recent quarters and related principally to a charge in CIB in relation to certain mortgage-backed securities litigation.

Analysis of results

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2015	2014	2015	2015	2014
Impairment (releases)/losses	£m	£m	£m	£m	£m

Loan impairment (releases)/losses
- individually assessed	(135)	(321)	(15)	(105)	(415)
- collectively assessed	(8)	293	(13)	(7)	16
- latent	(380)	(642)	(64)	(91)	(450)

Customer loans	(523)	(670)	(92)	(203)	(849)
Bank loans	(4)	(10)	(4)	-	-

Total loan impairment releases	(527)	(680)	(96)	(203)	(849)
Securities	127	(2)	17	11	2

Total impairment releases	(400)	(682)	(79)	(192)	(847)

	30 September	30 June	31 December
Credit metrics (1)	2015	2015	2014

Gross customer loans	£322,957m	£390,781m	£412,801m
Loan impairment provisions	£9,277m	£11,303m	£18,040m
Risk elements in lending (REIL)	£14,643m	£18,714m	£28,219m
Provisions as a % of REIL	63%	60%	64%
REIL as a % of gross customer loans	4.5%	4.8%	6.8%

Note:

(1)	Includes disposal groups. Citizens is included in disposal groups at 30 June 2015 and 31 December 2014.

Key points

•	Loan impairment releases in Q3 2015 were £96 million compared with £849 million in Q3 2014.

•	Provision coverage increased from 60% at 30 June 2015 to 63% at 30 September 2015, largely reflecting the £2.8 billion reduction in REIL, principally driven by RCR disposals.

Analysis of results

Selected credit risk portfolios
	30 September 2015			30 June 2015 (1)			31 December 2014 (1)
	CRA (2)	TCE (2)	EAD (2)	CRA (2)	TCE (2)	EAD (2)	CRA (2)	TCE (2)	EAD (2)
Natural resources	£m	£m	£m	£m	£m	£m	£m	£m	£m

Oil and gas	4,632	9,181	7,224	6,664	15,499	11,318	9,421	22,014	15,877
Mining and metals	1,397	2,516	1,934	1,717	2,914	2,543	2,660	4,696	3,817
Electricity	3,323	9,145	6,282	4,361	11,935	7,933	4,927	16,212	9,984
Water and waste	4,901	5,955	5,906	5,006	6,174	6,041	5,281	6,718	6,466

Natural resources	14,253	26,797	21,346	17,748	36,522	27,835	22,289	49,640	36,144

Commodity traders (3)	884	1,239	1,355	1,136	1,835	1,996	1,968	2,790	3,063
Of which: natural resources	662	915	922	706	1,083	1,197	1,140	1,596	1,852
Shipping	7,937	8,568	8,266	8,258	8,874	8,616	10,087	10,710	10,552

Notes:

(1)

Prior period data excludes Citizens for comparative purposes: Citizens totals for natural resources and shipping were 30 June 2015 - TCE £4.4 billion, EAD £3.6 billion; 31 December 2014 - TCE £4.2 billion, EAD £3.4 billion.

(2)

Credit risk assets (CRA) consist of lending gross of impairment provisions, derivative exposures after netting and contingent obligations. Total committed exposure (TCE) comprises CRA, securities financing transactions after netting, banking book debt securities and committed undrawn facilities. Exposure at default (EAD) is gross of credit provisions and is after credit risk mitigation. EAD reflects an estimate of the extent to which a bank will be exposed under a specific facility on the default of a customer or counterparty. Uncommitted undrawn facilities are excluded from TCE but included within EAD; therefore EAD can exceed TCE.

(3)	Commodity traders represents customers in a number of industry sectors, predominately natural resources above.

Key points

•

Oil and gas: total exposure has more than halved during 2015 and decreased significantly during Q3 2015. This primarily reflected continued loan sales and run-off across the CIB portfolio in Asia-Pacific and the US.

•

Mining and metals: the reduction in exposure during 2015 reflected proactive management of more vulnerable sub-sectors. The majority of the exposure is to large international customers and matures within five years.

•

Commodity traders: total exposure has more than halved during 2015 and is primarily to the largest physical commodity traders, the exposure is predominantly short-dated, collateralised and uncommitted facilities used for working capital.

•	Shipping: exposure is in CIB Capital Resolution and RCR. The decrease in exposure in Q3 2015 principally reflected sales in RCR.

	30 September 2015		30 June 2015		31 December 2014
	Balance	Total	Balance	Total	Balance	Total
	sheet	exposure	sheet	exposure	sheet	exposure
Emerging markets (1)	£m	£m	£m	£m	£m	£m

India	1,952	2,456	1,680	2,225	1,989	2,628
China	1,588	1,651	2,358	2,510	3,548	4,079
Russia	953	1,028	1,618	1,709	1,830	1,997

Note:

(1)

Balance sheet and total exposures include banking and trading book debt securities and are net of impairment provisions in respect of lending - refer to the Country risk section of the RBS’s 2014 Annual Report on Form 20-F..

Key point

•

Exposure to most emerging markets decreased in 2015 as RBS continues to implement its strategy to withdraw from non-strategic countries. The drop in Chinese exposure in Q3 2015 reflected corporate loan sales and reductions in cash collateral due to reduced volumes of foreign exchange trading. Total exposure to Russia has halved during 2015 and the reduction in Q3 2015 was mostly due to corporate loan sales.

Analysis of results

Capital and leverage ratios
	End-point CRR basis (1)			PRA transitional basis
	30 September	30 June	31 December	30 September	30 June	31 December
	2015	2015	2014	2015	2015	2014
Risk asset ratios	%	%	%	%	%	%

CET1	12.7	12.3	11.2	12.7	12.3	11.1
Tier 1	13.3	12.3	11.2	15.5	14.3	13.2
Total	16.0	14.8	13.7	19.8	18.5	17.1

Capital	£m	£m	£m	£m	£m	£m

Tangible equity	44,442	43,919	44,368	44,442	43,919	44,368
Expected loss less impairment provisions	(1,185)	(1,319)	(1,491)	(1,185)	(1,319)	(1,491)
Prudential valuation adjustment	(392)	(366)	(384)	(392)	(366)	(384)
Deferred tax assets	(1,159)	(1,206)	(1,222)	(1,159)	(1,206)	(1,222)
Own credit adjustments	208	345	500	208	345	500
Pension fund assets	(256)	(250)	(238)	(256)	(250)	(238)
Other deductions	(1,478)	(1,070)	(1,614)	(1,456)	(1,047)	(1,884)

Total deductions	(4,262)	(3,866)	(4,449)	(4,240)	(3,843)	(4,719)

CET1 capital	40,180	40,053	39,919	40,202	40,076	39,649
AT1 capital	1,997	-	-	8,716	6,709	7,468
Tier 1 capital	42,177	40,053	39,919	48,918	46,785	47,117
Tier 2 capital	8,331	8,181	8,717	13,742	13,573	13,626

Total regulatory capital	50,508	48,234	48,636	62,660	60,358	60,743

Risk-weighted assets

Credit risk
- non-counterparty	237,800	245,000	264,700	237,800	245,000	264,700
- counterparty	26,900	27,500	30,400	26,900	27,500	30,400
Market risk	19,700	22,300	24,000	19,700	22,300	24,000
Operational risk	31,600	31,600	36,800	31,600	31,600	36,800

Total RWAs	316,000	326,400	355,900	316,000	326,400	355,900

Leverage (2)

Derivatives	296,500	282,300	354,000
Loans and advances	402,300	402,800	419,600
Reverse repos	52,100	67,800	64,700
Other assets	207,700	211,800	212,500

Total assets	958,600	964,700	1,050,800
Derivatives
- netting	(280,300)	(266,600)	(330,900)
- potential future exposures	82,200	83,500	98,800
Securities financing transactions gross up	6,600	6,200	25,000
Undrawn commitments	78,900	84,700	96,400
Regulatory deductions and other
adjustments	500	2,000	(600)

Leverage exposure	846,500	874,500	939,500

Tier 1 capital	42,177	40,053	39,919

Leverage ratio %	5.0	4.6	4.2

Notes:

(1)

Capital Requirements Regulation (CRR) as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for the end-point CRR basis with the exception of unrealised gains on AFS securities which has been included from 2015 under the PRA transitional basis.

(2)	Based on end-point CRR Tier 1 capital and leverage exposure under the revised 2014 Basel III leverage ratio framework and the CRR Delegated Act.

Analysis of results

Key points

•

RBS’s CET1 ratio strengthened to 12.7% at 30 September 2015, up 40 basis points from 30 June 2015 and 150 basis points since the start of the year. The increase was principally driven by a further reduction in RWAs, which fell by £10.4 billion during Q3 2015. The decrease in RWAs in relation to asset reductions was £14.9 billion partially offset by a £4.5 billion increase in relation to movements in both the US dollar and euro exchange rates.

•

CIB RWAs were reduced by £10 billion during Q3 2015 and have fallen by £29 billion since 31 December 2014, The business has now achieved its previously announced target of a £25 billion reduction in 2015 three months ahead of schedule. CIB Capital Resolution RWAs decreased by £6.7 billion from 30 June 2015 due to portfolio reduction of £7 billion, including further sale to Mizuho of £1.3 billion and ongoing GTS exit activity of £1.5 billion, partly offset by foreign exchange movements as sterling weakened against the dollar.

•	CIB Go-forward(1) RWAs decreased by £3.3 billion from 30 June 2015 principally due to a decrease of £2.2 billion in market risk RWAs.

•	RCR RWAs reduced by £2.0 billion from 30 June 2015 reflecting ongoing disposal and run-off strategy.

•

The leverage ratio improved to 5.0% at 30 September 2015, up 40 basis points from 30 June 2015, assisted by the successful issue of US$3.15 billion (£2 billion) Additional Tier 1 capital notes in August 2015 and reduced leverage exposure driven by lower reverse repos and undrawn commitments.

Notes:

(1)

Provided to illustrate the impact of the strategic initiatives announced in February 2015 by showing the ‘CIB Go-forward’ profile and ‘CIB Capital Resolution’ which is a non-GAAP measure and should be read in conjunction with the notes attached as well as the section titled “Forward-looking Statements”. See presentation of information on page 3 and appendix 2 for more information

Segment performance

On 3 August 2015, RBS’s interest in Citizens fell to 20.9% and Citizens Financial Group (CFG) ceased to be a reportable segment. The following segment disclosures have been restated accordingly. Refer to pages 3 and 35 for further information.

	Nine months ended 30 September 2015
	PBB			CPB			CIB			Non-
		Ulster		Commercial	Private			Central		statutory	Reconciling	Statutory
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	RCR	total	items*	total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	3,460	392	3,852	1,673	377	2,050	518	227	(42)	6,605	-	6,605
Non-interest income	920	190	1,110	871	248	1,119	1,243	(114)	187	3,545	289	3,834
											-
Total income	4,380	582	4,962	2,544	625	3,169	1,761	113	145	10,150	289	10,439

Direct expenses
- staff costs	(694)	(179)	(873)	(377)	(209)	(586)	(461)	(1,778)	(78)	(3,776)	(625)	(4,401)
- other costs**	(221)	(54)	(275)	(166)	(49)	(215)	(209)	(2,294)	(14)	(3,007)	(3,136)	(6,143)
Indirect expenses	(1,379)	(196)	(1,575)	(657)	(289)	(946)	(1,571)	4,139	(47)	-	-	-
Restructuring costs											-	-
- direct	(5)	(21)	(26)	(11)	(1)	(12)	(404)	(1,875)	-	(2,317)	2,317	-
- indirect	(72)	(3)	(75)	(8)	(83)	(91)	(1,258)	1,428	(4)	-	-	-
Litigation and conduct costs	(362)	6	(356)	(59)	(28)	(87)	(980)	(21)	-	(1,444)	1,444	-

Operating expenses	(2,733)	(447)	(3,180)	(1,278)	(659)	(1,937)	(4,883)	(401)	(143)	(10,544)	-	(10,544)

Profit/(loss) before impairment losses	1,647	135	1,782	1,266	(34)	1,232	(3,122)	(288)	2	(394)	289	(105)
Impairment releases/(losses)	6	110	116	(42)	(1)	(43)	35	(47)	339	400	-	400

Operating profit/(loss)	1,653	245	1,898	1,224	(35)	1,189	(3,087)	(335)	341	6	289	295

Additional information
Return on equity (2)	26.2%	10.1%	20.7%	11.6%	(4.5%)	9.6%	(26.0%)	nm	nm	2.4%	-	2.4%
Cost:income ratio	62%	77%	64%	50%	105%	61%	277%	nm	nm	104%	-	101%
Total assets (£bn)	139.1	28.0	167.1	95.9	16.8	112.7	464.1	119.6	12.9	876.4	-	876.4
Funded assets (£bn) (3)	139.1	27.9	167.0	95.9	16.7	112.6	177.4	116.9	6.5	580.4	-	580.4
Net loans and advances to customers(£bn)	132.5	20.6	153.1	91.6	13.5	105.1	50.8	0.4	4.3	313.7	-	313.7
Risk elements in lending (£bn)	3.0	4.0	7.0	2.2	0.1	2.3	0.2	-	5.1	14.6	-	14.6
Impairment provisions(£bn)	(2.0)	(2.3)	(4.3)	(0.8)	(0.1)	(0.9)	(0.1)	(0.1)	(3.9)	(9.3)	-	(9.3)
Customer deposits(£bn)	152.9	19.2	172.1	98.9	29.1	128.0	47.8	3.7	0.9	352.5	-	352.5
Risk-weighted assets (RWAs) (£bn)	39.4	21.5	60.9	67.2	9.8	77.0	78.0	87.7	12.4	316.0	-	316.0
RWA equivalent (£bn) (4)	43.2	21.7	64.9	72.1	9.8	81.9	79.7	88.1	13.9	328.5	-	328.5
Employee numbers (FTEs - thousands)	25.6	4.2	29.8	6.0	2.7	8.7	2.8	50.6	0.5	92.4	-	92.4

*Operating profit/(loss) for the segments is presented before certain reconciling items, namely own credit adjustments, gain on redemption of own debt, write-down of goodwill and strategic disposals (‘non-statutory’). The following adjustments are reallocations within segment operating profit/(loss): restructuring costs and litigation and conduct costs. These excluded or reallocated costs for the period presented reflect the following; non-interest income - £135 million loss on strategic disposals and gain on own credit adjustment of £424 million; staff costs - reallocation of £625 million loss from restructuring costs; and other costs – reallocation of £1,019 million loss from restructuring costs, £1,444 million loss from litigation and conduct costs and £673 million loss from write-downs of goodwill and other intangible assets.

** Other costs include the following: premises and equipment of £1,380 million, other administrative expenses of £3,096 million, depreciation and amortisation of £994 million and write-down of goodwill and other intangible assets of £673 million.

For the notes to this table refer to page 25. nm = not meaningful

Segment performance

	Quarter ended 30 September 2015
	PBB			CPB			CIB			Non-
		Ulster		Commercial	Private			Central		statutory	Reconciling	Statutory
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	RCR	total	items*	total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,170	127	1,297	565	123	688	142	77	(17)	2,187	-	2,187
Non-interest income	289	87	376	265	81	346	295	(154)	(3)	860	136	996

Total income	1,459	214	1,673	830	204	1,034	437	(77)	(20)	3,047	136	3,183

Direct expenses
- staff costs	(238)	(59)	(297)	(122)	(66)	(188)	(139)	(619)	(22)	(1,265)	(281)	(1,546)
- other costs**	(81)	(21)	(102)	(56)	(23)	(79)	(60)	(777)	(1)	(1,019)	(695)	(1,714)
Indirect expenses	(466)	(70)	(536)	(224)	(95)	(319)	(510)	1,380	(15)	-	-	-
Restructuring costs												-
- direct	(5)	(3)	(8)	(1)	2	1	(193)	(647)	-	(847)	847	-
- indirect	(22)	(3)	(25)	-	(3)	(3)	(444)	476	(4)	-	-	-
Litigation and conduct costs	2	(2)	-	-	-	-	(107)	(22)	-	(129)	129	-

Operating expenses	(810)	(158)	(968)	(403)	(185)	(588)	(1,453)	(209)	(42)	(3,260)	-	(3,260)

(Loss)/profit before impairment losses	649	56	705	427	19	446	(1,016)	(286)	(62)	(213)	136	(77)
Impairment (losses)/releases	(11)	58	47	(15)	(4)	(19)	4	1	46	79		79

Operating (loss)/profit	638	114	752	412	15	427	(1,012)	(285)	(16)	(134)	136	2

Additional information
Return on equity (2)	31.8%	14.1%	25.5%	11.7%	1.7%	10.5%	(29.2%)	nm	nm	8.8%	-	8.8%
Cost:income ratio	56%	74%	58%	49%	91%	57%	332%	nm	nm	107%	-	107%
Total assets (£bn)	139.1	28.0	167.1	95.9	16.8	112.7	464.1	119.6	12.9	876.4	-	876.4
Funded assets (£bn) (3)	139.1	27.9	167.0	95.9	16.7	112.6	177.4	116.9	6.5	580.4	-	580.4
Net loans and advances to customers(£bn)	132.5	20.6	153.1	91.6	13.5	105.1	50.8	0.4	4.3	313.7	-	313.7
Risk elements in lending(£bn)	3.0	4.0	7.0	2.2	0.1	2.3	0.2	-	5.1	14.6	-	14.6
Impairment provisions (£bn)	(2.0)	(2.3)	(4.3)	(0.8)	(0.1)	(0.9)	(0.1)	(0.1)	(3.9)	(9.3)	-	(9.3)
Customer deposits(£bn)	152.9	19.2	172.1	98.9	29.1	128.0	47.8	3.7	0.9	352.5	-	352.5
Risk-weighted assets (£bn)	39.4	21.5	60.9	67.2	9.8	77.0	78.0	87.7	12.4	316.0	-	316.0
RWA equivalent (£bn) (4)	43.2	21.7	64.9	72.1	9.8	81.9	79.7	88.1	13.9	328.5	-	328.5
Employee numbers (FTEs - thousands)	25.6	4.2	29.8	6.0	2.7	8.7	2.8	50.6	0.5	92.4	-	92.4

*Operating profit/(loss) for the segments is presented before certain reconciling items, namely own credit adjustments, gain on redemption of own debt, write-down of goodwill and strategic disposals (‘non-statutory’). The following adjustments are reallocations within segment operating profit/(loss): restructuring costs and litigation and conduct costs. These excluded or reallocated costs for the period presented reflect the following; non-interest income – gain on own credit adjustment of £136 million; staff costs - reallocation of £281 million loss from restructuring costs; and other costs – reallocation of £499 million loss from restructuring costs, £129 million loss from litigation and conduct costs and £67 million loss from write-downs of goodwill and other intangible assets.

** Other costs include the following: premises and equipment of £635 million, other administrative expenses of £730 million, depreciation and amortisation of £282 million and write-down of goodwill and other intangible assets of £67 million.

For the notes to this table refer to page 25. nm = not meaningful

Segment performance

	Nine months ended 30 September 2014
	PBB			CPB			CIB			Non-
		Ulster		Commercial	Private			Central		statutory	Reconciling	Statutory
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	RCR	total	items*	total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	3,474	486	3,960	1,520	516	2,036	595	312	(24)	6,879	(3)	6,876
Non-interest income	1,031	140	1,171	859	299	1,158	2,663	(115)	254	5,131	178	5,309

Total income	4,505	626	5,131	2,379	815	3,194	3,258	197	230	12,010	175	12,185

Direct expenses
- staff costs	(705)	(182)	(887)	(390)	(227)	(617)	(666)	(1,888)	(126)	(4,184)	(248)	(4,432)
- other costs**	(305)	(55)	(360)	(176)	(47)	(223)	(300)	(2,645)	(56)	(3,584)	(1,525)	(5,109)
Indirect expenses	(1,423)	(187)	(1,610)	(598)	(326)	(924)	(1,773)	4,386	(79)	-	-	-
Restructuring costs
- direct	(8)	8	-	(40)	(2)	(42)	(44)	(526)	-	(612)	612	-
- indirect	(76)	(34)	(110)	(40)	(8)	(48)	(163)	325	(4)	-	-	-
Litigation and conduct costs	(268)	-	(268)	(50)	-	(50)	(612)	(100)	-	(1,030)	1,030	-

Operating expenses	(2,785)	(450)	(3,235)	(1,294)	(610)	(1,904)	(3,558)	(448)	(265)	(9,410)	(131)	(9,541)

Profit/(loss) before impairment losses	1,720	176	1,896	1,085	205	1,290	(300)	(251)	(35)	2,600	44	2,644
Impairment losses	(227)	261	34	(43)	4	(39)	51	11	625	682	-	682

Operating profit/(loss)	1,493	437	1,930	1,042	209	1,251	(249)	(240)	590	3,282	44	3,326

Additional information
Return on equity (2)	22.1%	16.2%	19.6%	10.4%	12.3%	10.7%	(2.4%)	nm	nm	7.3%	-	7.3%
Cost:income ratio	62%	72%	63%	54%	75%	60%	109%	nm	nm	78%	-	78%
Total assets (£bn)	134.2	26.5	160.7	89.7	21.1	110.8	572.9	170.4	31.3	1,046.1	-	1,046.1
Funded assets (£bn) (3)	134.2	26.3	160.5	89.7	21.0	110.7	274.9	168.1	17.9	732.1	-	732.1
Net loans and advances to customers	127.0	22.0	149.0	85.0	16.7	101.7	73.1	57.1	13.2	394.1	-	394.1
Risk elements in lending (£bn)	4.1	4.8	8.9	2.6	0.2	2.8	0.1	1.3	17.4	30.5	-	30.5
Impairment provisions(£bn)	(2.7)	(2.9)	(5.6)	(1.0)	(0.1)	(1.1)	(0.2)	(0.5)	(12.6)	(20.0)	-	(20.0)
Customer deposits(£bn)	146.0	19.7	165.7	87.0	36.2	123.2	57.1	58.4	1.2	405.6	-	405.6
Risk-weighted assets (£bn)	44.7	23.9	68.6	64.9	12.2	77.1	123.2	82.2	30.6	381.7	-	381.7
RWA equivalent (£bn) (4)	47.3	21.4	68.7	71.6	12.2	83.8	125.0	82.2	38.3	398.0	-	398.0
Employee numbers (FTEs - thousands)	25.0	4.5	29.5	6.8	3.4	10.2	4.0	48.8	0.8	93.3	-	93.3

*Operating profit/(loss) for the segments is presented before certain reconciling items, namely own credit adjustments, gain on redemption of own debt, write-down of goodwill and other intangible assets and strategic disposals (‘non-statutory’). The following adjustments are reallocations within segment operating profit/(loss): restructuring costs and litigation and conduct costs. These excluded or reallocated costs for the period presented reflect the following;  net interest income - £3 million loss on RFS Holdings MI; non-interest income - £191 million gain on strategic disposals, loss on own credit adjustment of £2 million, gain on redemption of own debt of £20 million and a £31 million loss on RFS Holdings MI; staff costs - reallocation of £248 million loss from restructuring costs; and other costs – reallocation of £364 million loss from restructuring costs, £1,030 million loss from litigation and conduct costs, £1million loss from RFS Holdings MI and £130 million loss from write-downs of goodwill and other intangible assets.

** Other costs include the following: premises and equipment of £1,601 million, other administrative expenses of £2,569 million, depreciation and amortisation of £727 million and write-down of goodwill and other intangible assets of £212 million.

For the notes to this table refer to page 25. nm = not meaningful

Segment performance

	Quarter ended 30 June 2015
	PBB			CPB			CIB			Non-
		Ulster		Commercial	Private			Central		statutory	Reconciling	Statutory
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	RCR	total	items*	total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,147	132	1,279	562	126	688	174	88	(14)	2,215	-	2,215
Non-interest income	322	46	368	330	81	411	346	170	59	1,354	168	1,522

Total income	1,469	178	1,647	892	207	1,099	520	258	45	3,569	168	3,737

Direct expenses
- staff costs	(231)	(60)	(291)	(126)	(67)	(193)	(142)	(585)	(31)	(1,242)	(288)	(1,530)
- other costs**	(69)	(16)	(85)	(56)	(14)	(70)	(71)	(732)	(7)	(965)	(1,194)	(2,159)
Indirect expenses	(463)	(63)	(526)	(208)	(96)	(304)	(521)	1,366	(15)	-	-	-
Restructuring costs
- direct	-	(18)	(18)	(10)	(3)	(13)	(195)	(797)	-	(1,023)	1,023	-
- indirect	(20)	(1)	(21)	(7)	(81)	(88)	(539)	648	-	-	-	-
Litigation and conduct costs	(10)	8	(2)	(59)	(26)	(85)	(373)	1	-	(459)	459	-

Operating expenses	(793)	(150)	(943)	(466)	(287)	(753)	(1,841)	(99)	(53)	(3,689)	-	(3,689)

Profit/(loss) before impairment losses	676	28	704	426	(80)	346	(1,321)	159	(8)	(120)	168	48
Impairment (losses)/releases	(9)	52	43	(26)	2	(24)	(13)	2	184	192	-	192

Operating profit/(loss)	667	80	747	400	(78)	322	(1,334)	161	176	72	168	240

Additional information
Return on equity (2)	32.1%	9.9%	24.7%	11.3%	(20.1%)	7.5%	(33.0%)	nm	nm	2.7%	-	2.7%
Cost:income ratio	54%	84%	57%	52%	139%	69%	354%	nm	nm	103%	-	99%
Total assets (£bn)	135.4	26.5	161.9	94.5	17.0	111.5	482.4	192.4	16.5	964.7	-	964.7
Funded assets (£bn) (3)	135.4	26.4	161.8	94.5	16.9	111.4	211.1	189.7	8.4	682.4	-	682.4
Net loans and advances to customers(£bn)	128.6	20.2	148.8	90.1	13.5	103.6	57.8	63.4	5.9	379.5	-	379.5
Risk elements in lending (£bn)	3.2	4.2	7.4	2.3	0.2	2.5	0.2	1.2	7.4	18.7	-	18.7
Impairment provisions (£bn)	(2.1)	(2.4)	(4.5)	(0.9)	-	(0.9)	(0.1)	(0.7)	(5.1)	(11.3)	-	(11.3)
Customer deposits(£bn)	151.0	18.7	169.7	97.0	29.8	126.8	49.2	65.8	1.0	412.5	-	412.5
Risk-weighted assets (£bn)	41.0	21.2	62.2	66.9	9.8	76.7	88.0	85.1	14.4	326.4	-	326.4
RWA equivalent (£bn) (4)	44.6	20.7	65.3	72.0	9.8	81.8	89.7	85.4	17.9	340.1	-	340.1
Employee numbers (FTEs - thousands)	25.4	4.2	29.6	6.2	2.7	8.9	3.1	49.5	0.5	91.6	-	91.6

*Operating profit/(loss) for the segments is presented before certain reconciling items, namely own credit adjustments, gain on redemption of own debt, write-down of goodwill, strategic disposals (‘non-statutory’). The following adjustments are reallocations within segment operating profit/(loss): restructuring costs and litigation and conduct costs. These excluded or reallocated costs for the period presented reflect the following; non-interest income – gain on own credit adjustment of £168 million;  staff costs - reallocation of £288 million loss from restructuring costs; and other costs – reallocation of £129 million loss from restructuring costs, £459 million loss from litigation and conduct costs and a loss on write-down of goodwill and other intangible assets of £606 million.

** Other costs include the following: premises and equipment of £326 million, other administrative expenses of £1,027 million, depreciation and amortisation of £200 million and write-down of goodwill and other intangible assets of  £606 million.

For the notes to this table refer to page 25. nm = not meaningful

Segment performance

	Quarter ended 30 September 2014
	PBB			CPB			CIB			Non-
		Ulster		Commercial	Private			Central		statutory	Reconciling	Statutory
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	RCR	total	items*	total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,198	163	1,361	521	172	693	230	109	(23)	2,370	-	2,370
Non-interest income	345	51	396	290	98	388	601	(257)	145	1,273	(7)	1,266

Total income	1,543	214	1,757	811	270	1,081	831	(148)	122	3,643	(7)	3,636

Direct expenses
- staff costs	(236)	(57)	(293)	(124)	(76)	(200)	(179)	(647)	(37)	(1,356)	(79)	(1,435)
- other costs**	(81)	(20)	(101)	(54)	(18)	(72)	(50)	(833)	(24)	(1,080)	(868)	(1,948)
Indirect expenses	(465)	(61)	(526)	(196)	(109)	(305)	(593)	1,448	(24)	-	-	-
Restructuring costs
- direct	(2)	-	(2)	-	-	-	(22)	(143)	-	(167)	167	-
- indirect	(63)	(12)	(75)	(18)	(7)	(25)	6	98	(4)	-	-	-
Litigation and conduct costs	(118)	-	(118)	-	-	-	(562)	(100)	-	(780)	780	-

Operating expenses	(965)	(150)	(1,115)	(392)	(210)	(602)	(1,400)	(177)	(89)	(3,383)	-	(3,383)

Profit/(loss) before impairment losses	578	64	642	419	60	479	(569)	(325)	33	260	(7)	253
Impairment (losses)/releases	(79)	318	239	(12)	4	(8)	12	(1)	605	847	-	847

Operating profit/(loss)	499	382	881	407	64	471	(557)	(326)	638	1,107	(7)	1,100

Additional information
Return on equity (2)	22.8%	47.1%	28.5%	12.3%	11.1%	12.2%	(11.3%)	nm	nm	8.2%	-	8.2%
Cost:income ratio	63%	70%	63%	48%	78%	56%	168%	nm	nm	93%	-	93%
Total assets (£bn)	134.2	26.5	160.7	89.7	21.1	110.8	572.9	170.4	31.3	1046.1	-	1046.1
Funded assets (£bn) (3)	134.2	26.3	160.5	89.7	21	110.7	274.9	168.1	17.9	732.1	-	732.1
Net loans and advances to customers(£bn)	127.0	22.0	149.0	85.0	16.7	101.7	73.1	57.1	13.2	394.1	-	394.1
Risk elements in lending (£bn)	4.1	4.8	8.9	2.6	0.2	2.8	0.1	1.3	17.4	30.5	-	30.5
Impairment provisions (£bn)	(2.7)	(2.9)	(5.6)	(1.0)	(0.1)	(1.1)	(0.2)	(0.5)	(12.6)	(20.0)	-	(20.0)
Customer deposits(£bn)	146	19.7	165.7	87	36.2	123.2	57.1	58.4	1.2	405.6	-	405.6
Risk-weighted assets (£bn)	44.7	23.9	68.6	64.9	12.2	77.1	123.2	82.2	30.6	381.7	-	381.7
RWA equivalent (£bn) (4)	47.3	21.4	68.7	71.6	12.2	83.8	125	82.2	38.3	398	-	398
Employee numbers (FTEs - thousands)	25	4.5	29.5	6.8	3.4	10.2	4.0	48.8	0.8	93.3	-	93.3

*Operating profit/(loss) for the segments is presented before certain reconciling items, namely own credit adjustments, gain on redemption of own debt, write-down of goodwill and other intangible assets and strategic disposals (‘non-statutory’). The following adjustments are reallocations within segment operating profit/(loss): restructuring costs and litigation and conduct costs. These excluded or reallocated costs for the period presented reflect the following; non-interest income - gain on own credit adjustment of £49 million and loss on RFS Holdings MI of £56 million; staff costs - reallocation of £79 million loss from restructuring costs; and other costs – reallocation of £88 million loss from restructuring costs and £780 million loss from litigation and conduct costs.

** Other costs include the following: premises and equipment of £475 million, other administrative expenses of £1,212 million and depreciation and amortisation of £261 million.

Notes:

(1)

Central items include unallocated transactions, principally Treasury AFS portfolio sales of £67 million loss in the nine months ended 30 September 2015 (nine months ended 30 September 2014 - £143 million gain; Q3 2015 - £2 million gain; Q2 2015 - £42 million loss; Q3 2014 - £73 million loss) and profit and loss on hedges that do not qualify for hedge accounting. Balance sheet items for periods up to and including June 2015 include Citizens which was within assets of disposal groups.

(2)	Segmental return on equity based on operating profit after tax adjusted for preference share dividends divided by average notional equity (based on 13% of the monthly average RWA equivalents (RWAe)).
(3)	Total assets excluding derivatives.
(4)

RWAe is an internal metric based on target CET 1 ratio of 13%, for all segments except RCR, set at 10% at creation. RWAe converts performing and non-performing exposures into a consistent capital measure comprising RWAs and capital deductions.

Segment performance

Key points

UK Personal & Business Banking

●	UK PBB operating profit of £638 million was up 28% from Q3 2014. Return on equity in the quarter was 32%, compared with 23% in the prior year principally due to lower litigation and conduct costs.
●

Mortgage activity strengthened further in Q3, with applications up 66% from £6.2 billion in Q3 2014 to £10.2 billion and new business market share of approvals increasing to 15%. Total loans and advances increased by £3.8 billion during the quarter, with total mortgage balances at 30 September 2015 up 6% compared with Q3 2014.

●

In Q3 our existing private and packaged current account customers were invited to receive 3% cash back on their household direct debits, for free, until the end of the year in advance of the launch of our new current account range. Around one million customers are now enrolled in this free offer. Those on the free offer can opt into the paid-for new product at the turn of the year. The fee for this product will be £3 per account per month. The new Reward current accounts launched on 12 October 2015 to non-packaged and new customers.

●

Income trends were slightly weaker. Net interest margin was 4 basis points lower than Q2 2015 and 18 basis points lower than in Q3 2014, largely driven by the significantly increased proportion of lower margin secured lending in the portfolio mix. New business mortgage margins have fallen as a result of increasingly competitive pricing. Standard variable rate balances continued to transfer to lower rate products and represented 15% of the mortgage book at 30 September 2015 compared with 23% a year earlier. Non-interest income was lower, reflecting reduced interchange fees on credit and debit cards, reduced advisory income and a £7 million profit on the sale of NatWest Stockbrokers in Q3 2014.

●

Operating expenses were down 16% from Q3 2014, with minimal net conduct expenses in the quarter. Staff costs were 1% lower, with headcount down 2%. The cost:income ratio was 56% compared with 63% in Q3 2014.

●

Credit conditions remained stable, with the charge from impairment down 86% Q3 2014. The net impairment charge of £11 million continued to benefit from provision releases, though at lower levels than seen in the first half of the year.

Ulster Bank

●

Improving economic conditions across the island of Ireland have contributed to stronger new business volumes, particularly in the corporate and personal mortgage segments. However, this has been offset by continued customer deleveraging and the sale of a portfolio of buy-to-let mortgages. Balances also reflect the weakening of the euro over the last year. Net loans and advances were up £0.4 billion from Q2 2015 which included favourable foreign exchange rate movements of £0.6 billion. The low yielding tracker mortgage book reduced by £0.3 billion to £9.4 billion with associated RWAs of £8.1 billion.

●	Operating profit of £114 million was down 70% from Q3 2014, which benefited from materially larger net impairment provision releases.
●

The Q3 2015 results included a £23 million profit on the sale of the buy-to-let mortgage portfolio, as well as a £24 million gain realised on the closure of a foreign exchange exposure. Return on equity was 14%.

●

Income was flat against Q3 2014 as the income benefits from these items were offset by exchange rate movements and a lower return on free funds. While deposit margins have improved steadily from Q3 2014, new business lending margins have begun to tighten across the market.

●

Operating expenses have increased by £8 million from Q3 2014 with headcount reductions partly  offsetting the impact of higher pension costs and regulatory levies. The cost:income ratio was 74%, slightly higher than Q3 2014.

●

Results benefited from a further £58 million release of impairment provisions, compared with £318 million in Q3 2014. This reflects continued positive trends on collections and Irish property prices albeit the pace of improvement has slowed since Q3 2014.

Segment performance

Commercial Banking

●	Commercial Banking reported an operating profit of £412 million, up 1% from Q3 2014. Return on equity was stable at 12%.
●

New business volumes in Q3 were strong, with net new lending of £1.5 billion during the quarter. Further enhancements to Commercial Banking’s lending capability are expected with the launch of a new lending platform in Q4 2015.

●

Comparisons with prior periods are affected by a number of internal business transfers, including the transfer to Commercial Banking of RBS International (RBSI) from Private Banking on 1 January 2015 and the CIB UK corporate loan portfolio on 1 May 2015(1,3). The transfers of the Western Europe loan portfolio and UK Transaction Services from CIB to Commercial Banking are on track for completion in Q4 2015.

●

Total income was 2% higher than in Q3 2014, benefiting from increased loan and deposit volumes combined with higher deposit margins partially offset by lower asset margins. Non-interest income was lower, principally reflecting lower equity gains.

●

Total expenses were up 3% from Q3 2014, reflecting higher indirect costs. Staff costs were flat, with reduced headcount offsetting normal inflation adjustments. The cost:income ratio was stable at 49%.

●	Net impairment losses increased £3 million, reflecting increased individual charges and lower net provision releases.

Private Banking

●	Operating profit of £15 million was down 77% from Q3 2014. Return on equity was 2%. Coutts remains an area of management focus.
●

The disposal of Private Banking International continues to make good progress, with the sale of the European, the Middle East and Africa business, including Switzerland, scheduled to close in Q4 2015 and the sale of the business in the Far East scheduled to close next year.

●	On 1 January 2015, the RBSI business in Private Banking was transferred to Commercial Banking. This transfer affects comparisons with prior periods(2,3).
●	Operating performance was adversely affected by financial market conditions and also reflected the business transfer.
●	Total expenses were 12% lower than Q3 2014 due to the transfer of the RBSI business. The cost:income ratio was 91% compared with 78% in Q3 2014.
●	Assets under management were down £1.5 billion from Q2 2015 and £3.3 billion from Q3 2014, principally reflecting lower stock market valuations.

Corporate & Institutional Banking

●

Operating loss for the first nine months of 2015 was £3,087 million compared with a loss of £249 million for the same period in 2014. Operating loss for the first nine months of 2015, excluding restructuring costs of £1,662 million (2014 - £207 million) and litigation and conduct costs of £980 million (2014 - £612 million) for CIB was £445 million compared with a profit of £570 million for the same period in 2014. Operating loss for Q3 2015 was £1,012 million compared with a loss of £557 million for Q3 2014. Operating loss for Q3 2015, excluding restructuring costs of £637 million (Q3 2014 - £16 million) and litigation and conduct costs of £107 million (Q3 2014 - £562 million) was £268 million compared with a profit of £21 million for Q3 2014, reflecting CIB's planned reshaping as income declined and disposal losses were incurred.

Notes:

(1)

The business transfers included: total income of £158 million (nine months ended 30 September 2014 - £153 million; Q3 2015 - £49 million; Q2 2015 - £56 million; Q3 2014 - £54 million); operating expenses of £67 million (nine months ended 30 September 2014 - £87 million; Q3 2015 - £21 million; Q2 2015 - £24 million; Q3 2014 - £29 million); net loans and advances to customers of £4.7 billion (30 June 2015 - £4.5 billion; 31 December 2014 - £4.4 billion); customer deposits of £6.3 billion (30 June 2015 - £6.4 billion; 31 December 2014 - £6.5 billion); and RWAs of £4.4 billion (30 June 2015 - £3.8 billion; 31 December 2014 - £3.5 billion).

(2)

The business transfer included: total income of £111 million (nine months ended 30 September 2014 - £109 million; Q3 2015 - £35 million; Q2 2015 - £37 million; Q3 2014 - £40 million); operating expenses of £64 million (nine months ended 30 September 2014 - £80 million; Q3 2015 - £20 million; Q2 2015 - £23 million; Q3 2014 - £27 million); net loans and advances to customers of £2.6 billion (30 June 2015 - £2.4 billion; 31 December 2014 - £2.6 billion); customer deposits of £6.3 billion (30 June 2015 - £6.4 billion; 31 December 2014 - £6.5 billion); and RWAs of £1.9 billion (30 June 2015 - £1.5 billion; 31 December 2014 - £1.4 billion).

(3)	Comparatives have not been restated.

Segment performance

Corporate & Institutional Banking

●

The reshaping of the CIB business is proceeding in line with plans. CIB RWAs were reduced by £10 billion during Q3 2015 and have fallen by £29 billion since 31 December 2014, (of which £3 billion of the fall is attributable to the impact of the transferred businesses following the strategic changes announced in February)). The business has now achieved its previously announced target of a £25 billion reduction in 2015 three months ahead of schedule.

●

In the Go-forward business RWAs of £39 billion as at 30 September 2015 include £8 billion that will transfer out during Q4 2015 to Commercial Banking. We continue to expect the steady state RWAs of the Go-forward business to be around £30 billion. The Go-forward business remains on track to achieve the previously disclosed income target of £1.3 billion in the full year.

●

CIB which included CIB Capital Resolution made good progress in Q3 2015, with the sale of North American portfolios to Mizuho largely complete and a further APAC portfolio sale announced to China Construction Bank Corporation. Disposal losses for the quarter were £77 million.

●

Total income was £437 million for Q3 2015, down £83 million, or 16% compared with Q2 2015 and included disposal losses of £77 million. Rates and Currencies were broadly in line with Q2 2015 with some weakness in Credit, principally due to lower levels of primary issuance. Compared with Q3 2014 income was down £394 million, or 47% reflecting its planned reshaping and including disposal losses of £77 million. CIB Go forward income was flat compared with Q2 2015, notwithstanding the seasonal slow-down in client activity and uncertain market conditions, and down 28% compared with Q3 2014.

●

The transfer to Commercial Banking of the CIB UK corporate loan portfolio(2,3) on 1 May 2015 and the transfer of the Short Term Markets Business to Treasury on 1 August 2015 affects comparisons with prior periods.

●

Q3 2015 operating expenses were up £53 million compared with Q3 2014 to £1,453 million.  Reductions in staff costs down £40 million from Q3 2014 reflecting a reduction in headcount and reductions in litigation and conduct costs of £455 million were more than offset by higher restructuring costs. Q3 2015 operating expenses excluding restructuring costs of £637 (Q3 2014 £16 million) and litigation and conduct costs of £107 million (Q3 2014 - £562 million) were down £113 million compared with Q3 2014 to £709 million. Restructuring costs were £637 million, down slightly from £734 million the prior quarter as the business reshapes.

●

A charge of £95 million ($150 million) was incurred in Q3 2015 in relation to US mortgage-backed securities litigation, but overall litigation and conduct charges were significantly lower than in Q3 2014.

RBS Capital Resolution

●

RCR total assets excluding derivatives have fallen to £6.5 billion, down 83% since the initial pool of assets was identified. RCR is targeting an 85% reduction by the end of 2015, a year earlier than originally planned.

●

During Q3 2015 RWA equivalents fell by £4.0 billion to £13.9 billion, driven by disposals and repayments. Disposal activity continues across the portfolio, with 101 deals completed during Q3 2015 at an average price of 104% of book value.

●

An operating loss of £16 million was recorded in Q3 2015, compared with an operating profit of £638 million in Q3 2014. This reflected significantly reduced impairment releases as well as lower realisations on disposals and fair value gains.

●	The net effect of the operating loss of £16 million and RWA equivalent reduction of £4.0 billion (3) was CET1 accretion of £0.4 billion.

Notes:

(1) The CIB segment is being restructured into CIB Go-forward and CIB Capital Resolution elements. The split is subject to further refinement.
(2)

The business transfer from CIB to Commercial Banking was effective from 1 May 2015. Comparatives were not restated and for the whole period the financials of the UK large corporate business were: total income of £47 million for the nine months ended 30 September 2015 (nine months ended 30 September 2014 - £44 million; Q3 2015 - £14 million; Q2 2015 - £19 million; Q3 2014 - £14 million); operating expenses of £3 million for the nine months ended 30 September 2015 (nine months ended 30 September 2014 - £7 million; Q3 2015 - £1 million; Q2 2015 - £1 million; Q3 2014 - £2 million); net loans and advances to customers of £2.1 billion (30 June 2015 - £2.1 billion; 31 December 2014 - £1.8 billion); and RWAs of £2.5 billion (30 June 2015 - £2.3 billion; 31 December 2014 - £2.1 billion).

(3) Capital equivalent £400 million at an internal CET1 ratio of 10%.

Segment performance

Central items

●

Central items not allocated represented a charge of £285 million compared with a charge of £326 million in Q3 2014. This includes volatile items under IFRS, which were a charge of £126 million in the quarter, in line with Q3 2014 but a movement of £331 million compared with Q2 2015. A £190 million restructuring charge was incurred relating to Williams & Glyn.

Selected statutory financial statements

Condensed consolidated income statement for the period ended 30 September 2015

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Interest receivable	9,070	9,841	2,963	3,031	3,297
Interest payable	(2,465)	(2,965)	(776)	(816)	(927)

Net interest income	6,605	6,876	2,187	2,215	2,370

Fees and commissions receivable	2,838	3,359	880	969	1,116
Fees and commissions payable	(558)	(671)	(195)	(186)	(196)
Income from trading activities	1,045	1,688	170	545	238
Gain on redemption of own debt	-	20	-	-	-
Other operating income	509	913	141	194	108

Non-interest income	3,834	5,309	996	1,522	1,266

Total income	10,439	12,185	3,183	3,737	3,636

Staff costs	(4,401)	(4,432)	(1,546)	(1,530)	(1,435)
Premises and equipment	(1,380)	(1,601)	(635)	(326)	(475)
Other administrative expenses	(3,096)	(2,569)	(730)	(1,027)	(1,212)
Depreciation and amortisation	(994)	(727)	(282)	(200)	(261)
Write down of goodwill and other intangible assets	(673)	(212)	(67)	(606)	-

Operating expenses	(10,544)	(9,541)	(3,260)	(3,689)	(3,383)

(Loss)/profit before impairment releases	(105)	2,644	(77)	48	253
Impairment releases	400	682	79	192	847

Operating profit before tax	295	3,326	2	240	1,100
Tax charge	(294)	(869)	(1)	(100)	(277)

Profit from continuing operations	1	2,457	1	140	823
Profit from discontinued operations, net of tax (1)	1,451	437	1,093	674	117

Profit for the period	1,452	2,894	1,094	814	940
Non-controlling interests	(389)	11	(45)	(428)	53
Preference shares	(223)	(231)	(80)	(73)	(91)
Other owners	(41)	(33)	(17)	(20)	(6)
Dividend access share	-	(320)	-	-	-

Profit attributable to ordinary and B shareholders	799	2,321	952	293	896

Earnings/(loss) per ordinary and equivalent
B share (EPS) (2)
Basic EPS from continuing and discontinued operations	6.9p	20.5p	8.2p	2.5p	7.9p
Basic EPS from continuing operations	(2.8p)	16.9p	(0.9p)	0.2p	6.9p

Notes:

(1)	Refer to Note 2 on page 35 for further details.
(2)

Diluted EPS from continuing operations and from continuing and discontinued operations were less than basic EPS in the nine months ended 30 September 2014 (0.2p) and the quarter ended 30 September 2014 (0.1p). There was no dilution in any other period.

Selected statutory financial statements

Condensed consolidated statement of comprehensive income

for the period ended 30 September 2015

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Profit for the period	1,452	2,894	1,094	814	940

Items that do qualify for reclassification
Available-for-sale financial assets	(95)	608	(50)	(247)	79
Cash flow hedges	(302)	455	408	(834)	207
Currency translation	(1,177)	(117)	(604)	(584)	616
Tax	106	(191)	(38)	246	(31)

Other comprehensive (loss)/income after tax	(1,468)	755	(284)	(1,419)	871

Total comprehensive (loss)/income for the period	(16)	3,649	810	(605)	1,811

Total comprehensive (loss)/income is
attributable to:
Non-controlling interests	357	42	58	252	12
Preference shareholders	223	231	80	73	91
Paid-in equity holders	41	33	17	20	6
Dividend access share	-	320	-	-	-
Ordinary and B shareholders	(637)	3,023	655	(950)	1,702

	(16)	3,649	810	(605)	1,811

Key points

●

The movement in available-for-sale financial assets in the nine months ended 30 September 2015 reflects unrealised losses on available-for-sale UK, US and Dutch securities, partially offset by realised losses on available-for-sale bonds.

●	Cash flow hedging gains in the quarter largely result from decreases in sterling and euro swap rates across the maturity profile of the portfolio.

●

Currency translation losses for the nine months ended 30 September 2015 are predominantly related to the reclassification of foreign exchange reserves on loss of control of Citizens and the strengthening of sterling against the euro. In the quarter, the reclassification losses were partially offset by gains from the weakening of sterling against the euro and US dollar.

Selected statutory financial statements

Condensed consolidated balance sheet at 30 September 2015

	30 September	30 June	31 December
	2015	2015	2014
	£m	£m	£m

Assets
Cash and balances at central banks	77,220	81,900	74,872
Net loans and advances to banks	22,681	20,714	23,027
Reverse repurchase agreements and stock borrowing	15,255	20,807	20,708
Loans and advances to banks	37,936	41,521	43,735
Net loans and advances to customers	311,383	314,993	334,251
Reverse repurchase agreements and stock borrowing	36,545	46,799	43,987
Loans and advances to customers	347,928	361,792	378,238
Debt securities	81,307	77,187	86,649
Equity shares	2,199	3,363	5,635
Settlement balances	9,397	9,630	4,667
Derivatives	296,019	281,857	353,590
Intangible assets	7,151	7,198	7,781
Property, plant and equipment	4,607	4,874	6,167
Deferred tax	1,434	1,479	1,540
Prepayments, accrued income and other assets	4,928	4,829	5,878
Assets of disposal groups	6,300	89,071	82,011

Total assets	876,426	964,701	1,050,763

Liabilities
Bank deposits	30,543	30,978	35,806
Repurchase agreements and stock lending	12,800	21,612	24,859
Deposits by banks	43,343	52,590	60,665
Customer deposits	346,267	342,023	354,288
Repurchase agreements and stock lending	30,555	44,750	37,351
Customer accounts	376,822	386,773	391,639
Debt securities in issue	37,360	41,819	50,280
Settlement balances	8,401	7,335	4,503
Short positions	20,108	24,561	23,029
Derivatives	288,905	273,589	349,805
Accruals, deferred income and other liabilities	14,324	13,962	13,346
Retirement benefit liabilities	1,955	1,869	2,579
Deferred tax	376	363	500
Subordinated liabilities	20,184	19,683	22,905
Liabilities of disposal groups	6,401	80,388	71,320

Total liabilities	818,179	902,932	990,571

Equity
Non-controlling interests	703	5,705	2,946
Owners’ equity*
Called up share capital	6,984	6,981	6,877
Reserves	50,560	49,083	50,369

Total equity	58,247	61,769	60,192

Total liabilities and equity	876,426	964,701	1,050,763

* Owners’ equity attributable to:
Ordinary and B shareholders	51,593	51,117	52,149
Other equity owners	5,951	4,947	5,097

	57,544	56,064	57,246

The company’s distributable reserves at 30 September 2015 were £16.6 billion (31 December 2014 - £17.5 billion).

Selected statutory financial statements

Condensed consolidated statement of changes in equity for the period ended 30 September 2015

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	6,877	6,714	6,981	6,925	6,811
Ordinary shares issued	108	118	4	56	21
Preference shares redeemed (1)	(1)	-	(1)	-	-

At end of period	6,984	6,832	6,984	6,981	6,832

Paid-in equity
At beginning of period	784	979	634	634	979
Reclassification (2)	(150)	-	-	-	-
Additional Tier 1 capital notes issued	2,012	-	2,012	-	-

At end of period	2,646	979	2,646	634	979

Share premium account
At beginning of period	25,052	24,667	25,306	25,164	24,885
Ordinary shares issued	263	267	9	142	49

At end of period (1)	25,315	24,934	25,315	25,306	24,934

Merger reserve
At beginning and end of period	13,222	13,222	13,222	13,222	13,222

Available-for-sale reserve
At beginning of period	299	(308)	244	371	138
Unrealised (losses)/gains	(108)	807	6	(153)	(37)
Realised losses/(gains)	25	(314)	(38)	(43)	52
Tax	28	(40)	(11)	65	28
Reclassified to profit or loss on disposal of businesses (3)	-	36	-	-	-
Reclassified to profit or loss on ceding control of Citizens (4)	9	-	9	-	-
Transfer to retained earnings	(43)	(9)	-	4	(9)

At end of period	210	172	210	244	172

Cash flow hedging reserve
At beginning of period	1,029	(84)	435	1,109	94
Amount recognised in equity	777	1,543	803	(524)	575
Amount transferred from equity to earnings	(1,021)	(1,088)	(316)	(319)	(368)
Tax	52	(114)	(76)	169	(44)
Reclassified to profit or loss on ceding control of Citizens (5)	(36)	-	(36)	-	-
Transfer to retained earnings	9	34	-	-	34

At end of period	810	291	810	435	291

Foreign exchange reserve
At beginning of period	3,483	3,691	2,317	2,779	2,963
Retranslation of net assets	(39)	(96)	509	(1,042)	776
Foreign currency (losses)/gains on hedges of net assets	(150)	(6)	(188)	604	(161)
Tax	(11)	(26)	3	-	(15)
Reclassified to profit or loss on ceding control of Citizens	(962)	-	(962)	-	-
Transfer to retained earnings	(642)	(390)	-	(24)	(390)

At end of period	1,679	3,173	1,679	2,317	3,173

Capital redemption reserve
At beginning of period	9,131	9,131	9,131	9,131	9,131
Preference shares redeemed (1)	1	-	1	-	-

At end of period	9,132	9,131	9,132	9,131	9,131

Notes:

(1)

Non-cumulative dollar preference shares totalling $1.9 billion were redeemed in September 2015. Upon redemption, share premium previously attributable to preference shareholders was reclassified to ordinary shareholders.

(2)	Paid-in equity reclassified to liabilities as a result of the call of RBS Capital Trust IV in January 2015.
(3)	Net of tax - £11 million charge.
(4)	Net of tax - £6 million charge.
(5)	Net of tax - £16 million credit.
(6)	Includes £2,491 million relating to the secondary offering of Citizens in March 2015.

Selected statutory financial statements

Condensed consolidated statement of changes in equity for the period ended 30 September 2015

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2015	2014	2015	2015	2014
	£m	£m	£m	£m	£m

Retained earnings
At beginning of period	(2,518)	867	(2,098)	(2,416)	2,258
(Loss)/profit attributable to ordinary and B shareholders
and other equity owners
- continuing operations	(54)	2,497	(4)	111	887
- discontinued operations	1,117	408	1,053	275	106
Equity preference dividends paid	(223)	(231)	(80)	(73)	(91)
Paid-in equity dividends paid, net of tax	(41)	(33)	(17)	(20)	(6)
Dividend access share dividend	-	(320)	-	-	-
Transfer from available-for-sale reserve	43	9	-	(4)	9
Transfer from cash flow hedging reserve	(9)	(34)	-	-	(34)
Transfer from foreign exchange reserve	642	390	-	24	390
Costs of placing Citizens equity	(29)	(45)	-	-	(45)
Redemption of equity preference shares (1)	(1,214)	-	(1,214)	-	-
Shares issued under employee share schemes	(57)	(41)	-	(1)	-
Share-based payments
- gross	24	26	14	6	18
- tax	-	-	-	-	1
Reclassification of paid in equity	(27)	-	-	-	-

At end of period	(2,346)	3,493	(2,346)	(2,098)	3,493

Own shares held
At beginning of period	(113)	(137)	(108)	(111)	(136)
Disposal of own shares	5	1	-	3	-

At end of period	(108)	(136)	(108)	(108)	(136)

Owners’ equity at end of period	57,544	62,091	57,544	56,064	62,091

Non-controlling interests
At beginning of period	2,946	473	5,705	5,473	618
Currency translation adjustments and other movements	2	(15)	65	(146)	1
Profit/(loss) attributable to non-controlling interests
- continuing operations	55	(40)	5	29	(64)
- discontinued operations	334	29	40	399	11
Dividends paid	(31)	-	-	(20)	-
Movements in available-for-sale securities
- unrealised gains/(losses)	24	(6)	12	(45)	(4)
- realised (gains)/losses	(6)	74	-	(6)	68
- tax	(5)	-	-	16	-
Movements in cash flow hedging reserve
- amount recognised in equity	32	-	11	9	-
- tax	(4)	-	-	(4)	-
- amounts transferred from equity to earnings
Equity raised (6)	2,537	2,232	46	-	2,117
Equity withdrawn and disposals	(24)	-	(24)	-	-
Loss of control of Citizens	(5,157)	-	(5,157)	-	-

At end of period	703	2,747	703	5,705	2,747

Total equity at end of period	58,247	64,838	58,247	61,769	64,838

Total equity is attributable to:
Non-controlling interests	703	2,747	703	5,705	2,747
Preference shareholders	3,305	4,313	3,305	4,313	4,313
Paid-in equity holders	2,646	979	2,646	634	979
Ordinary and B shareholders	51,593	56,799	51,593	51,117	56,799

	58,247	64,838	58,247	61,769	64,838

For the notes to this table refer to the previous page.

Notes

1. Basis of preparation

The condensed consolidated financial statements should be read in conjunction with Annual Report on Form 20-F which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Accounting policies

There have been no significant changes to RBS’s principal accounting policies pages 340 to 348 of the 2014 Annual Report on Form 20-F. Amendments to IFRSs effective for 2015 have not had a material effect on RBS’s 2015 results.

Critical accounting policies and key sources of estimation uncertainty

The judgements and assumptions that are considered to be the most important to the portrayal of RBS’s financial condition are those relating to pensions, goodwill, provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgments are described on pages 348 to 350 of RBS’s 2014 Annual Report on Form 20-F.

Going concern

Having reviewed RBS’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS will continue in operational existence for the foreseeable future. Accordingly, the results for the period ended 30 September 2015 have been prepared on a going concern basis.

2. Citizens Financial Group

Citizens was classified as a disposal group on 31 December 2014 and its assets and liabilities from that date to 3 August 2015 have been aggregated and presented as separate lines in accordance with IFRS 5. Citizens was also reclassified as a discontinued operation in 2014 and comparatives for all periods re-presented accordingly.

In March 2015, RBS sold 155.25 million shares in Citizens and in April 2015, Citizens purchased 10.5 million of its shares from RBS.

In July 2015, RBS sold 86 million shares in Citizens to underwriters and sold an additional 12.9 million shares on 3 August 2015 through an over-allotment option in the underwriting agreement. Concurrently, Citizens repurchased 9.6 million shares from RBS. RBS now owns 110.5 million shares - 20.9% of Citizens’ common stock.

Following these share sales, RBS no longer controls Citizens and has ceased to consolidate it for accounting purposes. On loss of control, RBS derecognised Citizens’ net assets and recognised its retained interest in Citizens at fair value recording a gain (in discontinued operations) of £1.1 billion. Included in the gain is the reclassification of £1.0 billion previously recognised in other comprehensive income in relation to Citizens; principally foreign exchange translation differences. RBS’s retained interest in Citizens qualifies as an associate and is classified as held for sale. Its fair value less costs to sell at 30 September 2015 was £1.6 billion.

Notes

3. Provisions for liabilities and charges

			Regulatory and legal actions
			Other	FX	Other
			customer	investigations/	regulatory		Property
	PPI	IRHP	redress (1)	litigation	provisions	Litigation	and other	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2015	799	424	580	320	183	1,805	663	4,774
Transfer	-	-	-	50	(50)	-	-	-
Currency translation and other movements	-	-	-	(12)	1	(34)	94	49
Charge to income statement (2)	100	81	279	334	27	517	390	1,728
Releases to income statement (2)	-	(12)	(14)	-	-	(6)	(138)	(170)
Provisions utilised	(202)	(210)	(146)	(178)	(1)	(41)	(181)	(959)

At 30 June 2015	697	283	699	514	160	2,241	828	5,422
Transfer	-	-	-	(65)	-	65	-	-
Currency translation and other movements	-	-	-	20	1	91	46	158
Charge to income statement (2)	-	-	13	-	-	125	511	649
Releases to income statement (2)	-	-	(4)	-	-	(5)	(77)	(86)
Provisions utilised	(84)	(86)	(70)	-	-	(111)	(131)	(482)

At 30 September 2015	613	197	638	469	161	2,406	1,177	5,661

Notes:

(1)	Closing provision primarily relates to investment advice and packaged accounts.
(2)	Relates to continuing operations.

There are uncertainties as to the eventual cost of redress in relation to certain of the provisions contained in the table above. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. RBS will continue to monitor the position closely and refresh the underlying assumptions.

4. Litigation, investigations and reviews

RBS's 2015 Interim Report on Form 6-K issued on 31 July 2015 included comprehensive disclosures about RBS's litigation, investigations and reviews in Note 16. There have been no material developments in these matters since RBS's 2015 Interim Report on Form 6-K was published other than those set out below.

Litigation

The charge in respect of mortgage-backed securities (MBS) related litigation was £0.1 billion (see Note 3) during Q3 2015, bringing the total charge for MBS related litigation claims and investigations for the nine months ended 30 September 2015 to £0.6 billion. Although RBS has established provisions with respect to MBS litigation, the final outcomes of such litigation and MBS related governmental investigations could result in the future outflow of resources in respect of such matters ultimately proving to be substantially greater than the aggregate provisions RBS has recognised.

Other securitisation and securities related litigation in the United States

The National Credit Union Administration Board (NCUA) is litigating two MBS cases against RBS companies (on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union). The original principal balance of the MBS at issue in these two NCUA cases is US$3.25 billion. In September 2015, in a third case brought by NCUA (on behalf of Southwest Corporate Federal Credit Union and Members United Corporate Federal Credit Union), the NCUA accepted RBS’s offer of judgment for US$129.6 million, plus attorney’s fees, to resolve the matter, which concerned US$312 million in MBS. RBS has paid to the plaintiff the agreed US$129.6 million.

Notes

4. Litigation, investigations and reviews (continued)

Credit default swap antitrust litigation

As previously disclosed, certain members of the Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action pending in the United States District Court for the Southern District of New York. The plaintiffs allege that defendants violated the US antitrust laws by restraining competition in the market for credit default swaps through various means and thereby causing inflated bid-ask spreads for credit default swaps. The RBS defendants have reached an agreement to settle this matter for US$33 million, subject to approval of the court. The settlement amount is covered by an existing provision.

FX antitrust litigation

As previously disclosed, RBS and RBS Securities Inc., as well as a number of other financial institutions, are defendants in class actions on behalf of US based plaintiffs that are pending in the United States District Court for the Southern District of New York. In August 2015, the original complaint asserting antitrust claims on behalf of plaintiffs who entered into Foreign Exchange (FX) transactions with RBS or other defendant banks was consolidated with several additional class action complaints filed on behalf of plaintiffs who transacted in exchange-traded foreign exchange futures contracts and/or options on foreign exchange futures contracts, which asserted both antitrust and Commodities Exchange Act claims. RBS and RBS Securities Inc. have settled all claims that are or could be asserted on behalf of the classes in the consolidated action, subject to approval of the Court. The total settlement amount (US$255 million) is covered by an existing provision. Other class action complaints purporting to be on behalf of US-based plaintiffs who engaged in FX transactions, including a complaint asserting Employee Retirement Income Security Act claims on behalf of employee benefit plans that engaged in FX transactions, name certain members of the Group as defendants.

In September 2015, certain members of the Group, as well as a number of other financial institutions, were named as defendants in two purported class actions filed in Ontario and Quebec on behalf of persons in Canada who entered into foreign exchange transactions or who invested in funds that entered into foreign exchange transactions. The plaintiffs allege that the defendants violated the Canadian Competition Act by conspiring to manipulate the prices of currency trades.

Investigations and reviews

Payment Protection Insurance

As previously disclosed, RBS is monitoring developments following the UK Supreme Court’s decision in the case of Plevin v Paragon in November 2014. That decision was that the sale of a single premium PPI policy could create an ‘unfair relationship’ under s.140A of the Consumer Credit Act 1974 (the ‘Consumer Credit Act’) because the premium contained a particularly high level of undisclosed commission. The Financial Ombudsman Service (FOS) has confirmed on its website that unfair relationship provisions in the Consumer Credit Act and the Plevin  judgment are ’potentially relevant considerations’ in some of the PPI complaints referred to FOS. On 27 May 2015, the FCA announced that it was considering whether additional rules and/or guidance are required to deal with the impact of the Plevin  decision on complaints about PPI generally. RBS is in active dialogue with FOS and the FCA on this issue.

On 2 October 2015, the FCA announced that it would issue a consultation paper by the end of 2015 on proposed rules and guidance about how firms should handle PPI complaints fairly in light of the Plevin decision and how the FOS should consider relevant PPI complaints. The FCA also intends to consult on the introduction of a time bar for handling PPI complaints.

Notes

4. Litigation, investigations and reviews (continued)

At this stage, as there remains considerable uncertainty regarding the application of the Plevin decision and the impact of any time bar, it is not practicable reliably to estimate the potential impact on RBS, which may be material.

UK personal current accounts/retail banking

As previously disclosed, on 11 March 2014, the Competition & Markets Authority (CMA) announced that it would be undertaking an update of the OFT’s 2013 personal current account (PCA) review, in parallel with its market study into small and medium-sized enterprise (SME) banking. In July 2014 the CMA published its preliminary findings in respect of both the PCA and SME market studies. The CMA provisionally decided to make a market investigation reference (MIR) for both the PCA and SME market studies. On 6 November 2014, the CMA made its final decision to proceed with a MIR. On 22 October 2015 the CMA published a summary of its provisional findings and notice of possible remedies. The CMA has provisionally concluded there are a number of competition concerns in the provision of PCAs, business current accounts and SME lending, particularly around low levels of customer switching, resulting in banks not being put under enough competitive pressure, and new products and new banks not attracting customers quickly enough. The notice of possible remedies sets out 15 potential measures to address these concerns, including measures to make it easier for consumers and businesses to compare bank products, and requiring banks to help raise public awareness of, and confidence in, switching bank accounts. The MIR is a wide-ranging 18-24 month Phase 2 inquiry with the final report expected to be published in April 2016.

At this stage as there remains uncertainty around the outcome of this matter, it is not practicable reliably to estimate the potential impact on RBS, which may be material.

Notes

5. Recent developments

Conversion of B shares

On 8 October 2015, the company received a valid notice from HM Treasury to convert 51 billion Series 1 B shares of 1p each into 5.1 billion new RBSG plc ordinary shares of £1 each. The new ordinary shares were admitted to the Official List and to trading on the London Stock Exchange on 14 October 2015. HM Treasury’s holding in the company’s ordinary shares is currently 72.9%.

Finance Bill 2015 - 2016

The Finance Bill 2015 - 2016 was substantively enacted on 26 October 2015 and introduced a number of previously announced changes to the UK corporate tax system. In accordance with IFRS these changes will be accounted for in Q4 2015.

The most relevant measures include:

●

Cuts in the rate of corporation tax from 20% to 19% from 1 April 2017 and to 18% from 1 April 2020. Existing temporary differences on which deferred tax has been provided may reverse at these reduced rates;

●	A corporation tax surcharge of 8% on UK banking entities from 1 January 2016. This is expected to increase RBS’s corporation tax liabilities and vary the carrying value of its deferred tax balances;

●	A reduction in the bank levy rate from 0.21% to 0.18% from 1 January 2016 and subsequent annual reductions to 0.1% from 1 January 2021; and

●	Making compensation in relation to misconduct non-deductible for corporation tax.

As outlined in RBS's 2015 Interim Report on Form 6-K, it is expected that these measures will increase the normalised tax rate to around 27% in the medium term and trending lower thereafter and the annual bank levy charge for 2015 is expected to be £280 million, projected to fall progressively to £150 million by 2019.

6. Post balance sheet events

There have been no significant events between 30 September 2015 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Additional information

Share information

	30 September 2015	30 June 2015	31 December 2014

Ordinary share price	315.0p	351.5p	394.4p

Number of ordinary shares in issue	6,474m	6,470m	6,366m

Number of equivalent B shares in issue	5,100m	5,100m	5,100m

Total number of ordinary and equivalent B shares in issue	11,574m	11,570m	11,466m

Exchange rates

The following table shows the principal exchange rates:

£1 = €	Nine month average	Quarter average	Period end

30 September 2015	1.374	1.392	1.355
30 June 2015		1.385	1.411
31 December 2014		1.268	1.285
30 September 2014	1.232	1.260	1.285

£1 = US$	Nine month average	Quarter average	Period end

30 September 2015	1.532	1.549	1.514
30 June 2015		1.532	1.572
31 December 2014		1.582	1.562
30 September 2014	1.669	1.669	1.622

The following table shows RBS’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 30 September 2015.

As at 30 September 2015
£m

Share capital - allotted, called up and fully paid
Ordinary shares of £1	6,474
B shares of £0.01	510
Dividend access share of £0.01	-
Non-cumulative preference shares of US$0.01	-
Non-cumulative preference shares of €0.01	-
Non-cumulative preference shares of £1	-

6,984
Retained income and other reserves	50,560

Owners’ equity	57,544

Group indebtedness
Subordinated liabilities	20,184
Debt securities in issue	37,360

Total indebtedness	57,544

Total capitalisation and indebtedness	115,088

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

Other than as disclosed above, the information contained in the tables above has not changed materially since 30 September 2015.

Additional information

Other financial data

		Year ended 31 December
	Nine months ended 30 September 2015 (5)	2014	2013	2012	2011	2010

Return on average total assets (1)	0.1%	(0.3%)	(0.7%)	(0.4%)	(0.1%)	(0.1%)
Return on average ordinary and B shareholders’ equity (2)	2.1%	(6.3%)	(14.5%)	(8.9%)	(3.1%)	(0.9%)
Average owners’ equity as a percentage of average total assets	6.0%	5.9%	5.6%	5.2%	4.9%	4.6%
Ratio of earnings to combined fixed charges and preference share dividends (3,4)
- including interest on deposits	1.01	1.52	(0.51)	0.13	0.78	0.95
- excluding interest on deposits	1.03	2.61	(5.12)	(3.73)	(0.86)	0.52
Ratio of earnings to fixed charges only (3,4)
- including interest on deposits	1.11	1.67	(0.55)	0.13	0.78	0.97
- excluding interest on deposits	1.38	3.58	(6.95)	(4.80)	(0.86)	0.61

Notes:

(1)	Return on average total assets represents loss attributable to ordinary and B shareholders as a percentage of average total assets.
(2)	Return on average ordinary and B shareholders' equity represents (loss)/profit attributable to equity holders expressed as a percentage of average ordinary and B shareholders' equity
(3)

For this purpose, earnings consist of operating profit before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(4)

The earnings for years ended 31 December 2013, 2012, 2011 and 2010, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for years ended 31 December 2013, 2012, 2011 and 2010 were £9,247 million, £6,353 million, £1,860 million and £397 million respectively. The coverage deficiency for fixed charges only for the years ended 31 December 2013, 2012, 2011 and 2010 were £8,849 million, £6,052 million, £1,860 million and £263 million respectively.

(5)	Based on unaudited numbers.

Appendix 1

Additional segment information

Appendix 1 UK Personal & Business Banking

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2015	2014	2015	2015	2014
Income statement	£m	£m	£m	£m	£m

Net interest income	3,460	3,474	1,170	1,147	1,198
Non-interest income	920	1,031	289	322	345

Total income	4,380	4,505	1,459	1,469	1,543
Operating expenses	(2,733)	(2,785)	(810)	(793)	(965)

Profit before impairment losses	1,647	1,720	649	676	578
Impairment releases/(losses)	6	(227)	(11)	(9)	(79)

Operating profit	1,653	1,493	638	667	499

Analysis of income by product
Personal advances	652	698	219	217	231
Personal deposits	601	496	201	210	194
Mortgages	1,871	1,944	637	617	657
Cards	504	561	167	162	187
Business banking	816	751	269	278	261
Other	(64)	55	(34)	(15)	13

Total income	4,380	4,505	1,459	1,469	1,543

Analysis of impairments by sector
Personal advances	67	125	14	18	46
Mortgages	(12)	(3)	(10)	-	(8)
Business banking	(74)	50	5	(13)	20
Cards	13	55	2	4	21

Total impairment (releases)/losses	(6)	227	11	9	79

Williams & Glyn (2)
Total income	625	637	211	211	214
Operating expenses	(261)	(256)	(93)	(90)	(87)
Impairment releases/(losses)	5	(46)	(5)	(11)	(15)

Operating profit	369	335	113	110	112

	30 September	30 June	31 December
	2015	2015	2014
Capital and balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)
- personal advances	6.9	7.2	7.4
- mortgages	109.2	105.4	103.2
- business banking	14.1	13.7	14.3
- cards	4.3	4.4	4.9

Total loans and advances to customers (gross)	134.5	130.7	129.8

Williams & Glyn (2)

Total assets	20.1	19.5	19.6
Net loans and advances to customers	20.0	19.5	19.5
Customer deposits	23.6	23.4	22.0
Risk-weighted assets (1)	10.1	10.3	10.1

Notes:

(1)	RWAs on an end-point CRR basis.
(2)	Williams & Glyn has not operated as a separate legal entity therefore these figures are not necessarily indicative of results that would have occurred if Williams & Glyn had been standalone.
(3)	International private banking business reclassified to disposal groups.
(4)

Transfers to other areas comprises the UK Portfolio which was transferred to Commercial Banking on 1 May 2015, the Western European Portfolio which is expected to transfer to Commercial Banking during Q4 2015 and UK Transaction services which is expected to transfer to Commercial Banking in Q4 2015.

(5)	The CIB segment is planning to restructure into CIB Go-forward and CIB Capital Resolution elements. The split is subject to further refinement.

1

Appendix 1 Ulster Bank

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2015	2014	2015	2015	2014
Income statement	£m	£m	£m	£m	£m

Net interest income	392	486	127	132	163
Non-interest income	190	140	87	46	51

Total income	582	626	214	178	214
Operating expenses	(447)	(450)	(158)	(150)	(150)

Profit before impairment releases	135	176	56	28	64
Impairment releases	110	261	58	52	318

Operating profit	245	437	114	80	382

Average exchange rate	1.374	1.232	1.392	1.385	1.260

Analysis of income by business
Corporate	147	199	52	45	65
Retail	346	301	125	112	111
Other	89	126	37	21	38

Total income	582	626	214	178	214

Analysis of impairments by sector
Mortgages	(86)	(133)	(35)	(38)	(168)
Commercial real estate
- investment	9	(9)	(3)	11	(18)
- development	13	(15)	(5)	18	(9)
Other corporate	(43)	(122)	(18)	(37)	(130)
Other lending	(3)	18	3	(6)	7

Total impairment (releases)/losses	(110)	(261)	(58)	(52)	(318)

			30 September	30 June	31 December
			2015	2015	2014
Balance sheet			£bn	£bn	£bn

Loans and advances to customers (gross)
Mortgages			16.1	15.9	17.5
Commercial real estate
- investment			0.9	0.8	1.0
- development			0.3	0.3	0.3
Other corporate			4.7	4.7	4.9
Other lending			0.9	0.9	1.0

Total loans and advances to customers (gross)			22.9	22.6	24.7
Spot exchange rate			1.355	1.411	1.285

For the notes to this table refer to page 1.

2

Appendix 1 Commercial Banking

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2015	2014	2015	2015	2014
Income statement	£m	£m	£m	£m	£m

Net interest income	1,673	1,520	565	562	521
Non-interest income	871	859	265	330	290

Total income	2,544	2,379	830	892	811
Operating expenses	(1,278)	(1,294)	(403)	(466)	(392)
Of which: operating lease costs	(105)	(103)	(34)	(35)	(35)

Profit before impairment losses	1,266	1,085	427	426	419
Impairment losses	(42)	(43)	(15)	(26)	(12)

Operating profit	1,224	1,042	412	400	407

Analysis of income by business
Commercial lending	1,378	1,353	430	499	459
Deposits	367	248	127	124	95
Asset and invoice finance	542	554	184	180	188
Other	257	224	89	89	69

Total income	2,544	2,379	830	892	811

Analysis of impairments by sector
Commercial real estate	13	(7)	5	10	(1)
Asset and invoice finance	1	4	(2)	2	2
Private sector services (education, health, etc)	5	(8)	2	-	2
Banks & financial institutions	1	-	-	1	(1)
Wholesale and retail trade repairs	3	16	3	2	2
Hotels and restaurants	-	1	1	2	2
Manufacturing	1	9	1	(1)	2
Construction	5	8	3	2	4
Other	13	20	2	8	-

Total impairment losses	42	43	15	26	12

	30 September	30 June	31 December
	2015	2015	2014
Balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)
- Commercial real estate	18.2	17.9	18.3
- Asset and invoice finance	14.3	14.1	14.2
- Private sector services (education, health etc)	7.1	7.0	6.9
- Banks & financial institutions	7.8	7.2	7.0
- Wholesale and retail trade repairs	6.7	6.6	6.0
- Hotels and restaurants	3.2	3.2	3.4
- Manufacturing	4.4	4.6	3.7
- Construction	1.8	1.8	1.9
- Other	28.9	28.6	24.7

Total loans and advances to customers (gross)	92.4	91.0	86.1

For the notes to this table refer to page 1.

3

Appendix 1 Private Banking

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2015	2014	2015	2015	2014
Income statement	£m	£m	£m	£m	£m

Net interest income	377	516	123	126	172
Non-interest income	248	299	81	81	98

Total income	625	815	204	207	270
Operating expenses	(659)	(610)	(185)	(287)	(210)

(Loss)/profit before impairment losses	(34)	205	19	(80)	60
Impairment (losses)/releases	(1)	4	(4)	2	4

Operating (loss)/profit	(35)	209	15	(78)	64

Analysis of income by business
Investments	108	134	34	35	44
Banking	517	681	170	172	226

Total income	625	815	204	207	270

International private banking activities (3)

Total income	147	171	47	48	53
Operating expenses	(226)	(197)	(69)	(89)	(68)

Operating loss	(79)	(26)	(22)	(41)	(15)

			30 September	30 June	31 December
			2015	2015	2014
Capital and balance sheet			£bn	£bn	£bn

Loans and advances to customers (gross)
- Personal			4.7	4.8	5.4
- Mortgages			6.7	6.6	8.9
- Other			2.2	2.1	2.3

Total loans and advances to customers (gross)			13.6	13.5	16.6

International private banking activities (3)			£bn	£bn	£bn

Total assets			7.9	8.2	8.9
Net loans and advances to customers			2.5	2.7	3.1
Assets under management			12.2	13.6	14.6
Customer deposits			6.5	6.8	7.4
Risk-weighted assets (1)			1.7	1.9	2.1

For the notes to this table refer to page 1.

4

Appendix 1 Corporate & Institutional Banking

	Nine months ended			Quarter ended
	30 September	30 September		30 September	30 June	30 September
	2015	2014		2015	2015	2014
Income statement	£m	£m		£m	£m	£m

Net interest income from banking activities	518	595		142	174	230
Non-interest income	1,243	2,663		295	346	601

Total income	1,761	3,258		437	520	831
Operating expenses	(4,883)	(3,558)		(1,453)	(1,841)	(1,400)

Loss before impairment losses	(3,122)	(300)		(1,016)	(1,321)	(569)
Impairment releases/(losses)	35	51		4	(13)	12

Operating loss	(3,087)	(249)		(1,012)	(1,334)	(557)

	Analysis of income by product
	Rates	544	723	172	164	200
	Currencies	291	385	96	107	138
	Credit	277	494	35	86	110
	Banking/Other	(72)	(111)	3	(48)	(25)

	Total CIB (Go-forward)	1,040	1,491	306	309	423

	Transfers to other areas (4)	316	401	88	103	127

	CIB Capital Resolution excluding disposal losses	623	1,366	120	221	281
	Disposal losses	(218)	-	(77)	(113)	-

	Total CIB Capital Resolution (5)	405	1,366	43	108	281

	Total income	1,761	3,258	437	520	831

				30 September	30 June	31 December
				2015	2015	2014
Capital and balance sheet				£bn	£bn	£bn

Loans and advances to customer (gross, excluding reverse repos)				50.9	57.9	73.0
Loan impairment provisions				(0.1)	(0.1)	(0.2)

Net loans and advances to customers (excluding reverse repos)				50.8	57.8	72.8

Loans and advances to banks (excluding reverse repos)				14.8	13.6	16.9
Reverse repos				49.7	63.0	61.6
Securities				33.8	40.8	57.0
Cash and eligible bills				15.2	22.4	23.2
Other				13.1	13.5	9.6

Funded assets				177.4	211.1	241.1

CIB Capital Resolution (5)

Funded assets				50.5	60.7	92.9
Risk-weighted assets (1)				38.7	45.4	64.1

For the notes to this table refer to page 1.

5

Appendix 1 RBS Capital Resolution

RCR is managed and analysed in four asset management groups - Ulster Bank (RCR Ireland), Real Estate Finance, Corporate and Markets. Real Estate Finance excludes commercial real estate lending in Ulster Bank.

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2015	2014	2015	2015	2014
Income statement	£m	£m	£m	£m	£m

Net interest income	(42)	(24)	(17)	(14)	(23)
Non-interest income (1)	187	254	(3)	59	145

Total income	145	230	(20)	45	122
Operating expenses	(143)	(265)	(42)	(53)	(89)

Profit/(loss) before impairment losses	2	(35)	(62)	(8)	33
Impairment releases (1)	339	625	46	184	605

Operating profit/(loss)	341	590	(16)	176	638

Total income
Ulster Bank	(15)	(28)	17	(15)	(29)
Real Estate Finance	102	163	42	35	67
Corporate	(26)	58	(101)	(16)	72
Markets	84	37	22	41	12

Total income	145	230	(20)	45	122

Impairment (releases)/losses
Ulster Bank	(271)	(394)	(99)	(33)	(379)
Real Estate Finance	(91)	(193)	(19)	(44)	(159)
Corporate	(56)	(31)	51	(117)	(70)
Markets	79	(7)	21	10	3

Total impairment releases	(339)	(625)	(46)	(184)	(605)

Loan impairment charge as % of gross loans
and advances (2)
Ulster Bank	(11.0%)	(4.2%)	(12.0%)	(2.8%)	(12.0%)
Real Estate Finance	(6.1%)	(4.7%)	(3.8%)	(6.8%)	(11.6%)
Corporate	(3.1%)	(0.6%)	8.5%	(15.1%)	(4.0%)
Markets	(1.1%)	(1.9%)	-	(0.7%)	(0.6%)

Total	(6.9%)	(3.3%)	(3.3%)	(7.1%)	(9.5%)

Notes:

(1)

Asset disposals contributed £349 million in the nine months ended 30 September 2015 and £66 million in Q3 2015 (nine months ended 30 September 2014 - £614 million; Q2 2015 - £164 million; Q3 2014 - £332 million) to RCR’s operating profit: impairment provision releases of £306 million in the nine months ended 30 September 2015 and £75 million in Q3 2015 (nine months ended 30 September 2014 - £552 million; Q2 2015 - £167 million; Q3 2014 - £232 million); loss in income from trading activities of £36 million in the nine months ended 30 September 2015 and £11 million loss in Q3 2015 (nine months ended 30 September 2014 - £99 million gain; Q2 2015 - £6 million loss; Q3 2014 - £97 million gain) and gain in other operating income of £79 million in the nine months ended 30 September 2015 and £2 million gain in Q3 2015 (nine months ended 30 September 2014 - £37 million loss; Q2 2015 - £3 million gain; Q3 2014 - £3 million gain).

(2)	Includes disposal groups.

6

Appendix 1 RBS Capital Resolution

	30 September	30 June	31 December
	2015	2015	2014
Capital and balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross) (1)	8.2	11.0	21.9
Loan impairment provisions	(3.9)	(5.1)	(10.9)

Net loans and advances to customers	4.3	5.9	11.0
Debt securities	0.6	0.6	1.0
Total assets	12.9	16.5	29.0
Funded assets	6.5	8.4	14.9

Risk elements in lending (1)	5.1	7.4	15.4
Provision coverage (2)	76%	69%	71%
Risk-weighted assets
- Credit risk
- non-counterparty	6.0	7.8	13.6
- counterparty	2.8	3.0	4.0
- Market risk	4.0	4.0	4.4
- Operational risk	(0.4)	(0.4)	-

Total risk-weighted assets	12.4	14.4	22.0

Total RWA equivalent (3)	13.9	17.9	27.3

Gross loans and advances to customers (1)
Ulster Bank	3.3	4.7	11.0
Real Estate Finance	2.0	2.6	4.1
Corporate	2.4	3.1	6.2
Markets	0.5	0.6	0.6

	8.2	11.0	21.9

Funded assets - Ulster Bank
Commercial real estate - investment	0.2	0.6	1.2
Commercial real estate - development	0.1	0.2	0.7
Other corporate	0.2	0.2	0.7

	0.5	1.0	2.6

Funded assets - Real Estate Finance (4)
UK	1.2	1.7	2.5
Germany	0.1	0.2	0.4
Spain	0.3	0.3	0.5
Other	0.2	0.3	0.8

	1.8	2.5	4.2

Funded assets - Corporate
Structured finance	0.5	0.6	1.7
Shipping	0.8	1.1	1.8
Other	1.2	1.5	2.3

	2.5	3.2	5.8

Funded assets - Markets
Securitised products	1.3	1.3	1.8
Emerging markets	0.4	0.4	0.5

	1.7	1.7	2.3

Notes:

(1)	Includes disposal groups.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)

RWA equivalent (RWAe) is an internal metric that measures the equity capital employed in segments. RWAe converts both performing and non-performing exposures into a consistent capital measure, being the sum of the regulatory RWAs and the regulatory capital deductions, the latter converted to RWAe by applying a multiplier. RBS applies a CET1 ratio of 10% for RCR; this results in an end point CRR RWAe conversion multiplier of 10.

(4)	Includes investment properties.

7

Appendix 1 - RBS Capital Resolution

Funded assets
	1 January					30 September
	2014	Repayments	Disposals (1)	Impairments	Other	2015
Life to date	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	4.8	(0.2)	(5.2)	1.4	(0.3)	0.5
Real Estate Finance	9.5	(2.9)	(4.7)	0.1	(0.2)	1.8
Corporate	9.8	(3.4)	(4.2)	-	0.3	2.5
Markets	4.8	(1.4)	(1.8)	-	0.1	1.7

Total	28.9	(7.9)	(15.9)	1.5	(0.1)	6.5

Risk-weighted assets
	1 January			Risk		Other (3)	30 September
	2014	Repayments	Disposals (1)	parameters (2)	Impairments		2015
Life to date	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	3.3	(0.5)	(1.0)	(1.3)	-	(0.1)	0.4
Real Estate Finance	13.5	(2.8)	(2.5)	(6.5)	-	(0.1)	1.6
Corporate	16.4	(2.9)	(5.3)	(4.9)	(0.4)	0.6	3.5
Markets	13.5	(3.5)	(3.2)	-	(0.2)	0.3	6.9

Total	46.7	(9.7)	(12.0)	(12.7)	(0.6)	0.7	12.4

Capital deductions
	1 January			Risk	Impairments	Other (3)	30 September
	2014	Repayments	Disposals (1)	parameters (2)			2015
Life to date	£m	£m	£m	£m	£m	£m	£m

Ulster Bank	559	(31)	(439)	(154)	183	(29)	89
Real Estate Finance	505	(446)	(872)	776	68	(31)	-
Corporate	477	(250)	(179)	110	(138)	16	36
Markets	291	(30)	(86)	(146)	1	(6)	24

Total	1,832	(757)	(1,576)	586	114	(50)	149

RWA equivalent (4)
	1 January			Risk	Impairments	Other (3)	30 September
	2014	Repayments	Disposals (1)	parameters (2)			2015
Life to date	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Ulster Bank	8.9	(0.8)	(5.4)	(2.8)	1.8	(0.4)	1.3
Real Estate Finance	18.6	(7.3)	(11.3)	1.3	0.7	(0.4)	1.6
Corporate	21.1	(5.4)	(7.1)	(3.8)	(1.8)	0.8	3.8
Markets	16.4	(3.7)	(4.1)	(1.4)	(0.2)	0.2	7.2

Total	65.0	(17.2)	(27.9)	(6.7)	0.5	0.2	13.9

Notes:

(1)	Includes all effects relating to disposals, including associated removal of deductions from regulatory capital.
(2)	Principally reflects credit migration and other technical adjustments.
(3)	Includes fair value adjustments and foreign exchange movements.
(4)

RWA equivalent (RWAe) is an internal metric that measures the equity capital employed in segments. RWAe converts both performing and non-performing exposures into a consistent capital measure, being the sum of the regulatory RWAs and the regulatory capital deductions, the latter converted to RWAe by applying a multiplier. RBS applies a CET1 ratio of 10% for RCR; this results in an end point CRR RWAe conversion multiplier of 10.

8

Appendix 1 RBS Capital Resolution

Gross loans and advances, REIL and impairments

				Credit metrics			Year-to-date
				REIL as a	Provisions	Provisions	Impairment
	Gross			% of gross	as a %	as a % of	(releases)/	Amounts
	loans	REIL	Provisions	loans	of REIL	gross loans	losses (2)	written-off
30 September 2015 (1)	£bn	£bn	£bn	%	%	%	£m	£m

By sector:
Commercial real estate
- investment	2.4	1.7	1.1	71	65	46	(152)	1,649
- development	2.2	2.1	1.9	95	90	86	(69)	2,959
Asset finance	0.9	0.3	0.1	33	33	11	8	273
Other corporate	2.7	1.0	0.8	37	80	30	(123)	1,265

Total	8.2	5.1	3.9	62	76	48	(336)	6,146

By donating segment
and sector
Ulster Bank
Commercial real estate
- investment	0.7	0.7	0.6	100	86	86	(35)	1,320
- development	2.0	2.0	1.9	100	95	95	(121)	2,847
Other corporate	0.6	0.5	0.4	83	80	67	(115)	861

Total Ulster Bank	3.3	3.2	2.9	97	91	88	(271)	5,028

Commercial Banking
Commercial real estate
- investment	0.6	0.3	0.1	50	33	17	(26)	164
- development	0.1	0.1	-	100	-	-	(7)	79
Other corporate	0.4	0.2	0.1	50	50	25	(60)	114

Total Commercial Banking	1.1	0.6	0.2	55	33	18	(93)	357

CIB
Commercial real estate
- investment	1.1	0.7	0.4	64	57	36	(91)	165
- development	0.1	-	-	-	-	-	59	33
Asset finance	0.9	0.3	0.1	33	33	11	8	273
Other corporate	1.7	0.3	0.3	18	100	18	52	290

Total CIB	3.8	1.3	0.8	34	62	21	28	761

Total	8.2	5.1	3.9	62	76	48	(336)	6,146

Of which:
UK	4.5	2.4	1.4	53	58	31	(71)	2,605
Europe	3.5	2.6	2.4	74	92	69	(323)	3,431
US	0.1	-	-	-	-	-	68	1
RoW	0.1	0.1	0.1	100	100	100	(10)	109

Customers	8.2	5.1	3.9	62	76	48	(336)	6,146
Banks	0.5	-	-	-	-	-	(3)	33

Total	8.7	5.1	3.9	59	76	45	(339)	6,179

Notes:

(1)	Includes disposal groups.
(2)
Impairment (releases)/losses include those relating to AFS securities; sector analyses above include allocation of latent impairment charges.

9

Appendix 2

Go-forward Bank profile

Appendix 2 Go-forward Bank profile

 RBS is committed to becoming a leaner, less volatile business based around its core franchises of PBB and CPB. To achieve this goal a number of initiatives have been announced which include, but are not limited to, the restructuring of CIB, the divestment of the remaining stake in Citizens, the exit of Williams & Glyn, the disposal of the internal private banking business and the continued run down of RCR. Significant progress towards these exits is expected in 2015. The following table illustrates the impact on certain key performance measures of these initiatives by showing the ‘go-forward’ profile of the bank and the segments, businesses and portfolios which it intends to exit based on 30 September 2015 results. This information is presented to illustrate the strategy and its impact on the business. The information presented on this table is non-GAAP and on a non-statutory basis, it has not been prepared in accordance with Regulation S-X and should be read in conjunction with the notes below as well as the section titled “Forward-looking Statements” on page 2.

	Go-forward Bank profile							Exit Bank
								CIB		International			Total
	UK	Ulster	Commercial	Private	CIB Go-	Other Go-	Total Go-	Capital	Williams	private		Other	Exit	Total
Quarter ended	PBB (1)	Bank	Banking	Banking (2)	forward (3)	forward (4)	forward	Resolution (3)	& Glyn (5)	banking	RCR	investments (6)	Bank	RBS
30 September 2015	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Total income (7)	1.2	0.2	0.8	0.2	0.4	(0.1)	2.7	-	0.3	-	-	0.1	0.4	3.1
Operating expenses
- adjusted (7,8)	(0.7)	(0.1)	(0.4)	(0.2)	(0.4)	-	(1.8)	(0.3)	(0.1)	-	(0.1)	-	(0.5)	(2.3)
Impairment (losses)/releases (7)	-	0.1	-	-	-	(0.1)	-	-	-	-	0.1	-	0.1	0.1

Operating profit/(loss)
- adjusted (7,8)	0.5	0.2	0.4	-	-	(0.2)	0.9	(0.3)	0.2	-	-	0.1	-	0.9
Return on equity
- adjusted (7,8,9)	36%	15%	12%	8%	nm	nm	10%	nm	nm	nm	nm	nm	nm	5%

Nine months ended
30 September 2015

Total income (7)	3.7	0.6	2.5	0.5	1.4	-	8.7	0.4	0.7	0.1	0.2	0.1	1.5	10.2
Operating expenses
- adjusted (7,8)	(2.0)	(0.4)	(1.2)	(0.4)	(1.2)	0.1	(5.1)	(1.0)	(0.3)	(0.2)	(0.2)	-	(1.7)	(6.8)
Impairment (losses)/releases (7)	-	0.1	-	-	-	(0.1)	-	-	-	-	0.4	-	0.4	0.4

Operating profit/(loss)
- adjusted (7,8)	1.7	0.3	1.3	0.1	0.2	-	3.6	(0.6)	0.4	(0.1)	0.4	0.1	0.2	3.8
Return on equity
- adjusted (7,8,9)	36%	11%	12%	10%	nm	nm	13%	nm	nm	nm	nm	nm	nm	8%

As at 30 September 2015

Funded assets (10)	119	28	96	12	127	114	496	50	20	5	7	2	84	580
Net loans and advances to
customers	112	21	92	11	24	-	260	27	20	3	4	-	54	314
Customer deposits	129	19	99	23	19	4	293	29	24	6	1	-	60	353
Risk-weighted assets (11)	29	22	67	8	39	10	175	39	10	2	12	78	141	316

1

Appendix 2 Go-forward Bank profile

Notes:

(1)	Excludes Williams & Glyn, currently included in UK PBB but will be divested and is therefore included in the exit group.
(2)	Excludes international private banking, currently included in Private Banking but will be divested and is therefore included in the exit group.
(3)

The CIB results split into go-forward and capital resolution elements are based on a modelled approach pending outcomes of ongoing implementation planning and therefore is subject to change. In Q4 2015 the Western European loan portfolio and the UK Transaction Services business will transfer to Commercial Banking.

(4)	Other go-forward is primarily Centre, which includes the liquidity portfolio.
(5)

The data shown for Williams & Glyn as part of the exit group reflects the line items relating to the Williams & Glyn business for the quarter ended 30 September 2015 and the nine months ended 30 September 2015 does not reflect the cost base, funding and capital profile of a standalone bank. Operating expenses include charges based on an attribution of support provided by RBS to Williams & Glyn. Expenses incurred by Williams & Glyn were £96 million in Q3 2015 (nine months ended 30 September 2015 - £267 million).

(6)	Includes Citizens RWAs of £72 billion which remain consolidated for regulatory reporting purposes and the interest in associate in relation to Citizens funded assets.
(7)

On a non-statutory basis, see presentation of information on page 3 of the main announcement for more details. For reconciliation between non-statutory and statutory results, see pages 21 to 25 included in the main announcement. For the quarter ended 30 September 2015 on a statutory basis total income is £3.2 billion, operating expenses are £3.3 billion, impairment releases are £0.1 billion and operating profit before tax is £2 million. For the nine months ended 30 September 2015  on a statutory basis income is £10.4 billion, operating expenses are £10.5 billion, impairment releases are £0.4 billion and operating profit before tax is £295 million.

(8)

For the quarter ended 30 September 2015 total adjusted operating expenses, adjusted operating profit and adjusted return on equity presented on a non-statutory basis excludes restructuring costs of £847 million and conduct and litigation costs of £129 million. For the nine months ended 30 September 2015 total adjusted operating expenses, adjusted operating profit and adjusted return on equity presented on a non-statutory basis excludes restructuring costs of £2,317 million and conduct and litigation costs of £1,444 million, for details of the adjustment to operating expenses and operating profit by segment see pages 21 to 25 of the main announcement. RBS believes that presenting these measures on an adjusted basis allows a more meaningful analysis of RBS’s financial condition and the results of its operations.

(9)

Adjusted return on equity is based on non-statutory operating profit/(loss) and for the quarter ended 30 September 2015 excludes restructuring costs of £847 million, conduct and litigation costs of £129 million, gain on own credit adjustments of £136 million and a net profit on discontinued operations of £1,093 million. For the nine months ended 30 September 2015 excludes restructuring costs of £2,317 million, conduct and litigation costs of £1,444 million, gain on own credit adjustments of £424 million, loss on strategic disposals of £135 million and a net profit on discontinued operations of £1,451 million. Segmental ROE is calculated using operating profit after tax on a non-statutory basis adjusted for preference share dividends divided by average notional equity (based on 13% of average RWAe). Total RBS ROE is calculated using operating profit after tax on a non-statutory basis less preference dividends divided by average RBS tangible equity. PBB adjusted ROE Q3 2015 - 27% (nine months ended 30 September 2015 - 26%). CPB adjusted ROE Q3 2015 - 11% (nine months ended 30 September 2015 - 11%). Return on equity for RBS for the quarter ended 30 September 2015 was 8.8%, for the nine months ended 30 September 2015 was 2.4%. Excluding IFRS volatility loss of Q3 2015 - £126 million (nine months ended 30 September 2015 - loss £44 million), the Go-forward Bank’s adjusted return on equity was Q3 2015 - 10% (nine months ended 30 September 2015 - 13%).

(10)	Total assets excluding derivatives, see pages 21 to 25. Included in the main announcement for further details.
(11)

CIB RWAs of £39 billion includes £8 billion of RWAs related to businesses that will transfer out of CIB in Q4 2015, comprising the Western European loan portfolio and the UK Transaction Services business.

	30 September 2015		31 December 2014
	Funded assets	RWAs	Funded assets	RWAs
CIB Capital Resolution by product	£bn	£bn	£bn	£bn

APAC portfolio (1)	3.2	2.0	7.7	4.2
Americas portfolio	1.5	2.4	4.7	7.8
EMEA portfolio (2)	4.4	2.9	9.9	6.8
Shipping	5.3	4.4	5.7	4.4
Markets	30.5	19.8	52.1	28.9
GTS	4.4	6.6	11.3	11.1
Other	1.2	0.6	1.5	0.9

Total	50.5	38.7	92.9	64.1

Notes:

(1)	Asia-Pacific portfolio.
(2)	European, the Middle East and Africa portfolio.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc

Registrant

/s/ Rajan Kapoor

Rajan Kapoor

Financial Controller

12 November 2015